                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       Date of the Report: April 21, 2008

                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 NAHAL HARIF ST., YAVNE, ISRAEL 81106
                    (Address of principal executive offices)

                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                EXPLANATORY NOTE

Attached hereto and incorporated by reference herein are the following:

ITEM 1 -  Consolidated financial statements of G. Willi-Food International Ltd.
          for the year ended December 31, 2007, prepared in conformity with accounting principles generally accepted in Israel. As applicable to these financial statements, these accounting principles are substantially identical to U.S. GAAP (except as indicated in Note 14 to the consolidated Financial Statements). (these financial statements are in addition to the year ended December 31, 2007 results that were contained in a press release dated March 31, 2008 and filed under Form
          6-K that day).

ITEM 2 -  Operating and financial review and prospects.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statement on Form F-3 (File No. 333-11848 and 333-138200) of the
Company.

                                   SIGNATURES

       In accordance with the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

                                                By: /s/ Yaron Levy
                                                ------------------
                                                Yaron Levy
                                                Chief Financial Officer

Dated: April 21, 2008

ITEM 1

                        G. WILLI-FOOD INTERNATIONAL LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2007

                        G. WILLI-FOOD INTERNATIONAL LTD.

                                    CONTENTS

                                                                    PAGE
                                                                --------------

REPORT OF REGISTERED ACCOUNTING FIRM                                F - 2

CONSOLIDATED FINANCIAL STATEMENTS:

   Balance sheets                                                   F - 3

   Statements of operations                                         F - 4

   Statements of shareholders' equity                               F - 5

   Statements of cash flows                                     F - 6 - F - 8

   Notes to the financial statements                            F - 9 - F - 36
Brightman Almagor 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                                                   TO THE BOARD OF DIRECTORS AND
                                SHAREHOLDERS OF G. WILLI-FOOD INTERNATIONAL LTD.

We have audited the accompanying consolidated balance sheets of G. WILLI-FOOD
INTERNATIONAL LTD. ("the Company") and its subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders'
equity and cash flows for each of the three years in the period ended December
31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in Israel.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tomhatsu

Tel-Aviv, Israel
March 31, 2008

                                     F - 2

                        G. WILLI-FOOD INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS

                                                                                       DECEMBER 31,
                                                                         ---------------------------------------
                                                                NOTE     2 0 0 7          2 0 0 6      2 0 0 7 (*)
                                                              --------   --------        --------       --------
                                                                                   NIS                 US DOLLARS
                                                                         ------------------------       --------
                                                                                      (IN THOUSANDS)
                                                                         ---------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                               61,649          91,398         16,029
    Marketable securities                                                  31,267          13,945          8,130
    Trade accounts receivable                                              63,728          48,163         16,570
    Receivables and other current assets                         3          4,630           4,499          1,204
    Inventories                                                            29,166          19,101          7,583
                                                                         --------        --------       --------
       Total current assets                                               190,440         177,106         49,516
                                                                         --------        --------       --------

FIXED ASSETS                                                     4
    Cost                                                                   55,310          49,213         14,381
    Less: accumulated depreciation and amortization                         8,355           6,442          2,172
                                                                         --------        --------       --------
                                                                           46,955          42,771         12,209
                                                                         --------        --------       --------

OTHER ASSETS, NET                                                5          2,221              94            577
                                                                         ========        ========       ========
                                                                          239,616         219,971         62,302
                                                                         ========        ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Short term bank credit                                                  5,978               -          1,554
    Trade accounts payable                                                 33,961          20,137          8,830
    Due to related parties                                                  3,945           5,677          1,026
    Payables and other current liabilities                       6          3,367           6,969            875
                                                                         --------        --------       --------
       Total current liabilities                                           47,251          32,783         12,285
                                                                         --------        --------       --------

    Accrued severance pay, net                                   7            460             347            120
                                                                         --------        --------       --------

COMMITMENTS AND CONTINGENT LIABILITIES                           8

WARRANTS TO ISSUE SHARES OF SUBSIDIARY                                          -             348              -
                                                                         --------        --------       --------

MINORITY INTEREST                                                          18,613          14,754          4,840
                                                                         --------        --------       --------

SHAREHOLDERS' EQUITY                                             9
    Share capital:
       Ordinary shares NIS 0.10 par value
       (authorized - 50,000,000 shares
        and outstanding  - 10,267,893 shares at December
       31, 2007; 10,267,893 shares at December 31, 2006)                    1,113           1,113            289
      Foreign currency translation adjustment                                (414)              -           (107)
      Additional paid-in capital                                           61,350          61,350         15,951
      Retained earnings                                                   111,243         109,276         28,924
                                                                         --------        --------       --------
                                                                          173,292         171,739         45,057
                                                                         ========        ========       ========
                                                                          239,616         219,971         62,302
                                                                         ========        ========       ========

(*)  Convenience translation into U.S. dollars.

    The accompanying notes are an integral part of the financial statements.

                                     F - 3

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------------------
                                     NOTE        2 0 0 7          2 0 0 6           2 0 0 5        2 0 0 7 (*)
                                  ----------    ----------       ----------       ----------       ----------
                                                                     NIS                           US DOLLARS
                                                --------------------------------------------       ----------
                                                            (IN THOUSANDS, EXCEPT FOR SHARE DATA)
                                                -------------------------------------------------------------

 Sales                                12A          249,693          191,460          166,282           64,923
 Cost of sales                        12B          198,827          143,581          128,215           51,697
                                                ----------       ----------       ----------       ----------

    GROSS PROFIT                                    50,866           47,879           38,067           13,226
                                                ----------       ----------       ----------       ----------

 Operating expenses:

    Sales and marketing               12C           24,404           21,100           15,771            6,345
    General and administrative        12D           18,963           14,151           13,544            4,931
    Impairment of goodwill                           3,054                -                -              794
                                                ----------       ----------       ----------       ----------
       Total operating expenses                     46,421           35,251           29,315           12,070
                                                ==========       ==========       ==========       ==========

    OPERATING INCOME                                 4,445           12,628            8,752            1,156

 Financing income, net                12E            1,856            4,925            2,501              482
 Other income, net                                     470           18,248               35              122
                                                ----------       ----------       ----------       ----------

    INCOME BEFORE INCOME TAXES                       6,771           35,801           11,288            1,760

 Income taxes                          10            2,517            5,379            3,567              654
                                                ----------       ----------       ----------       ----------

 Income after taxes on income                        4,254           30,422            7,721            1,106
 Minority interest                                   2,287            1,807                -              595
                                                ----------       ----------       ----------       ----------

    NET INCOME                                       1,967           28,615            7,721              511
                                                ==========       ==========       ==========       ==========

EARNINGS PER SHARE (EPS)
   Basic                                              0.19             3.17              0.9             0.05
                                                ==========       ==========       ==========       ==========

   Diluted                                            0.19             3.12              0.9             0.05
                                                ==========       ==========       ==========       ==========
   Shares used in computation
     of basic and diluted EPS                   10,267,893        9,028,223        8,615,000       10,267,893
                                                ==========       ==========       ==========       ==========

(*)  Convenience translation into U.S. dollars.

    The accompanying notes are an integral part of the financial statements.

                                     F - 4

                        G. WILLI-FOOD INTERNATIONAL LTD.
                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                     NUMBER                                           FOREIGN
                                       OF                                             CURRENCY                             TOTAL
                                    ORDINARY          SHARE          ADDITIONAL      TRANSLATION         RETAINED       SHAREHOLDERS'
                                     SHARES          CAPITAL      PAID-IN CAPITAL     ADJUSTMENT         EARNINGS          EQUITY
                                   ----------       ----------       ----------       ----------        ----------        ----------
                                                                                         NIS
                                                    --------------------------------------------------------------------------------
                                                                                    (IN THOUSANDS)
                                                    --------------------------------------------------------------------------------

BALANCE - JANUARY 1, 2005           8,615,000              948           20,258                -            77,694            98,900

Declared dividend                           -                -                -                -            (4,754)           (4,754)

Net income for the year                     -                -                -                -             7,721             7,721
                                   ----------       ----------       ----------       ----------        ----------        ----------

BALANCE - DECEMBER 31, 2005         8,615,000              948           20,258                -            80,661           101,867

Private placement                   1,652,893              165           41,092                -                 -            41,257

Net income for the year                     -                -                -                -            28,615            28,615
                                   ----------       ----------       ----------       ----------        ----------        ----------

BALANCE - DECEMBER 31, 2006        10,267,893            1,113           61,350                -           109,276           171,739

Foreign currency translation
   adjustment                               -                -                -             (414)                -              (414)

Net income for the year                     -                -                -                -             1,967             1,967
                                   ----------       ----------       ----------       ----------        ----------        ----------

BALANCE - DECEMBER 31, 2007        10,267,893            1,113           61,350             (414)          111,243           173,292
                                   ==========       ==========       ==========       ==========        ==========        ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 5

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------------
                                                        2 0 0 7        2 0 0 6        2 0 0 5      2 0 0 7 (*)
                                                        -------        -------        -------        -------
                                                                         NIS                       US DOLLARS
                                                        -------------------------------------        -------
                                                                           (IN THOUSANDS)
                                                        ----------------------------------------------------

CASH FLOWS - OPERATING ACTIVITIES

Net income                                                1,967         28,615          7,721            511

ADJUSTMENTS TO RECONCILE NET INCOME TO NET
   CASH PROVIDED BY OPERATING ACTIVITIES:

Minority interest                                         2,287          1,807              -            595
Depreciation and amortization                             5,440          1,207          1,252          1,414
Deferred income taxes                                      (433)           322             34           (112)
Loss (gain) from sale of fixed assets                       (16)            50            (35)            (4)
Unrealized loss (gain) on marketable securities              56         (1,316)          (755)            14
Accrued severance pay, net                                  113             48            114             29
Gain on share issuance by subsidiary                          -        (18,040)             -              -

CHANGES IN ASSETS AND LIABILITIES:
Decrease (Increase) in:
   Trade accounts receivable                            (11,867)           233         (7,509)        (3,085)
   Receivables and other current assets                     305          3,137         (6,523)            79
   Inventory                                             (2,628)        11,697         (3,659)          (683)
Increase (decrease) in:
   Trade accounts payable                                18,271         (4,712)           872          4,750
   Payables and other current liabilities                (5,205)         1,941          1,195         (1,353)
    Decrease in value of warrants to issue shares
       of subsidiary                                       (348)        (1,067)             -            (90)
                                                        -------        -------        -------        -------
NET CASH PROVIDED BY (USED IN) OPERATING
  ACTIVITIES                                              7,942         23,922         (7,293)         2,065
                                                        -------        -------        -------        -------

(*)  Convenience translation into U.S. dollars.

    The accompanying notes are an integral part of the financial statements.

                                     F - 6

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)

                                                                                 YEAR ENDED DECEMBER 31,
                                                                   ----------------------------------------------------
                                                                   2 0 0 7        2 0 0 6        2 0 0 5      2 0 0 7 (*)
                                                                   -------        -------        -------        -------
                                                                     NIS            NIS            NIS         US DOLLARS
                                                                   -------        -------        -------        -------
                                                                                      (IN THOUSANDS)
                                                                   ----------------------------------------------------

CASH FLOWS - INVESTING ACTIVITIES
Long term deposit                                                     (131)             -              -            (34)
Purchase of additional shares in subsidiary                           (182)             -              -            (47)
Acquisition of subsidiary in a business combination (b)            (15,400)             -              -         (4,004)
Proceeds from realization (purchase) of marketable
  securities, net                                                  (17,378)        (9,400)          (780)        (4,519)
Additions to fixed assets                                          (11,259)       (22,971)       (14,889)        (2,927)
Proceeds from sale of fixed assets                                      16            511             51              4
                                                                   -------        -------        -------        -------
  NET CASH USED IN INVESTING ACTIVITIES                            (44,334)       (31,860)       (15,618)       (11,527)
                                                                   -------        -------        -------        -------

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from public listing of subsidiary                               -         32,402              -              -
Cash dividend                                                            -         (4,754)             -              -
Short-term bank borrowings, net                                      6,781              -         (2,489)         1,763
Proceeds from private placement                                          -         41,257              -              -
                                                                   -------        -------        -------        -------
NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                                               6,781         68,905         (2,489)         1,763
                                                                   -------        -------        -------        -------

Effect of exchange rate changes on cash and cash equivalents
  in subsidiary                                                       (138)             -              -            (36)
                                                                   =======        =======        =======        =======

Net change in cash and cash equivalents                            (29,749)        60,967        (25,400)        (7,735)

Cash and cash equivalents at beginning of year                      91,398         30,431         55,831         23,764
                                                                   -------        -------        -------        -------

Cash and cash equivalents at end of year                            61,649         91,398         30,431         16,029
                                                                   =======        =======        =======        =======

SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION
CASH PAID DURING THE PERIOD FOR:
Interest                                                                 -              -              9              -
                                                                   =======        =======        =======        =======
Taxes                                                                  763          4,168          2,596            198
                                                                   =======        =======        =======        =======

(*)  Convenience translation into U.S. dollars.

    The accompanying notes are an integral part of the financial statements.

                                     F - 7

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)

                                                                            YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------
                                                                 2 0 0 7      2 0 0 6     2 0 0 5   2 0 0 7 (*)
                                                                 -------      -------     -------    -------
                                                                   NIS          NIS         NIS     US DOLLARS
                                                                 -------      -------     -------    -------
                                                                                 (IN THOUSANDS)
                                                                 -------------------------------------------

(B) ACQUISITION OF SUBSIDIARY IN A BUSINESS COMBINATION
    Working capital (excluding cash and cash equivalents)         11,978            -           -      3,114
    Fixed assets, net                                                208            -           -         54
    Other assets, net                                              3,214            -           -        836
                                                                 -------      -------     -------    -------
                                                                  15,400            -           -      4,004
                                                                 =======      =======     =======    =======

(C) SUPPLEMENTAL CASH FLOW INFORMATION:

    Acquisition of fixed assets on credit                              -        6,219           -          -
                                                                 =======      =======     =======    =======

(*)  Convenience translation into U.S. dollars.

    The accompanying notes are an integral part of the financial statements.

                                     F - 8

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

     G. Willi-Food International Ltd. ("the Company") was incorporated in Israel in January 1994 and is engaged in the import, export, marketing and distribution of food products.

     The Company is a subsidiary of Willi-Food Investments Ltd. ("the parent company"). The shares of the parent company are registered for trade on the
     Tel-Aviv Stock Exchange.

     ACQUISITION OF SUBSIDIARIES:

     A.   In January 19, 2007, the Company established a fully-owned subsidiary in the US, WF Kosher Food Distributors LTD. ("WF") in order to acquire the operations and assets (including inventory, account receivables, and account payables) of Laish Israeli Food Products Ltd., a U.S.
          importer and distributor of kosher food products for approximately NIS
          15.4 million ($4 million) in cash. The sources for the purchase price are a bank loan in the amount of NIS 6.6 million ($1.7 million) taken by WF and cash on hand from the company. As a result of the acquisition, the Company recorded goodwill in the amount of approximately NIS 3.1 million.

          In a routine check conducted in WF, it was discovered that certain receivables might not be recoverable. As a result the Company concluded that an allowance for those accounts, in the amount of NIS
          2.2 million ($0.57 million) is required. In addition, it was discovered that an inventory, in the amount of NIS 3.2 million ($0.83 million), may not be realizable and was written off.

          The Company also checked for impairment of the goodwill assigned to WF in the acquisition and determined that it has to be written off in its entirety. The amount of goodwill written off was NIS 3.1 million
          ($0.81 million).

     B.   On February 13, 2007, the company signed an agreement with the Baron family (an unrelated third party), kosher food exporters located in
          Israel, to form a joint global kosher trade and export company ("Joint
          Company"). The Company will hold a 50.1% interest, and the Baron family will hold the remaining interest. In consideration for the
          50.1% interest, the Company will pay up to $2 million in owner's loans, as needed. Of this amount, an amount equal to two times net profit before tax during the first four full consecutive quarters
          (after closing) will be converted into equity, up to a maximum amount of $1 million. The loan will be repaid prior to any dividend distribution. As of December 31, 2007, the Company paid the Joint
          Company the amount of $1 million. Under the terms of the agreement, all of the current food export operations of the Baron family will be executed under the new entity. Under the terms of the agreement, the
          Joint Company will be engaged in the food export activities performed until now by the Baron Family, which involved the export of kosher products from more than 100 suppliers, predominantly from Israel, to the U.S., Canada, England, Belgium, France, Switzerland, Australia,
          South Africa, Mexico, Argentina and Chile. Product categories currently exported include candies, preserves, cakes and cookies, snacks, cereals, frozen pastries and ice creams, baby food and general grocery items.

                                     F - 9

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     A.   ACCOUNTING PRINCIPLES

          The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Israel. As applicable to these financial statements, these accounting principles are substantially identical to U.S. GAAP, except as indicated in Note 14.

     B.   USE OF ESTIMATES

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     C.   CESSATION OF FINANCIAL STATEMENT ADJUSTMENT AND CHANGE TO REPORTING IN
          REPORTED AMOUNTS - STANDARD NO. 12

          (1)  DEFINITIONS

               Adjusted Amount - historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified
               Public Accountants in Israel.

               Reported Amount - Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts
               subtracted after that date.

          (2)  GENERAL

               On January 1, 2004, Accounting Standard No. 12 of the Israel
               Accounting Standards Board ("IASB") ("Standard 12") came into force and effect. In accordance with the provisions of Standard
               12, adjustment of financial statements to the inflation shall cease commencing January 1, 2004, with adjusted amounts of non-monetary items which were included in the balance sheet as of
               December 31, 2003, used as basis for the nominal financial reporting as and from January 1, 2004. Amounts presented in the financial statements for all periods were, therefore, included in values to be hereinafter referred to as - "Reported amounts".

               The Company maintains its accounting records on a current basis in nominal NIS. Nominal amounts were adjusted to their respective reported amounts herein, based on the principles detailed in section 2 below, in accordance with the provisions of Standard
               12.

               The term "cost" in the financial statements indicates cost in reported amounts, unless otherwise stated.

          (3)  PRINCIPLES OF ADJUSTMENT APPLICABLE FOR FINANCIAL STATEMENTS IN
               REPORTING AMOUNTS

               a.   BALANCE SHEET ITEMS

                    Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) are presented at their Adjusted Amounts as of December 31, 2003 plus
                    additions and dispositions occurring subsequent to such
                    date.

                    Monetary items (items whose balance sheet amount reflects
                    their current value or realization value at the balance
                    sheet date) are presented at their nominal value as of the balance sheet date.

                    Investments in Subsidiaries are presented based on the
                    financial statements of these companies prepared in
                    accordance with the guidance of Standard No. 12.

                                     F - 10

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     C.   CESSATION OF FINANCIAL STATEMENT ADJUSTMENT AND CHANGE TO REPORTING IN
          REPORTED AMOUNTS - STANDARD NO. 12 (CONT.)

          (3)  PRINCIPLES OF ADJUSTMENT APPLICABLE FOR FINANCIAL STATEMENTS IN
               REPORTING AMOUNTS (CONT.)

               b.   STATEMENT OF OPERATIONS ITEMS

                    Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

                    Income and expenses deriving from non-monetary items (mainly depreciation, amortization and changes in inventory) were
                    presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

                    The Company's share in the results of Subsidiaries is
                    determined based on the financial statements of these
                    companies prepared in accordance with the guidance of
                    Standard No. 12.

               c.   PRINCIPLES OF CONSOLIDATION

                    The consolidated financial statements include consolidation of the financial statements of all Subsidiaries. Material
                    inter-company balances and transactions of and between
                    Subsidiaries have been fully eliminated.

                    The unallocated excess cost due to investment in an investee deriving from the difference between the fair value of the investee's identifiable assets (including intangible assets)
                    over the fair value of its identifiable liabilities (after deferred taxes) at the acquisition date is goodwill which is being disclosed under other asset.

     D.   CASH AND CASH EQUIVALENTS

          Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

     E.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectibility, on management's estimation, is uncertain.

          Financial statements in reported amounts.

     F.   EXCHANGE RATES AND LINKAGE BASIS

          (1)  Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

                                     F - 11

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     F.   EXCHANGE RATES AND LINKAGE BASIS (CONT,)

          (2)  Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:

                                              REPRESENTATIVE
                                               EXCHANGE RATE
                                               ------------
                                               OF THE DOLLAR           CPI
                                               ------------      "IN RESPECT OF"
                                               (NIS PER $1)        (IN POINTS)
                                               ------------        -----------

               AS OF:
               December 31, 2007                  3.846              191.15
               December 31, 2006                  4.225              184.87
               December 31, 2005                  4.603              185.05

                                                    %                   %
                                               ------------        -----------
               INCREASE (DECREASE)
               DURING THE YEAR ENDED:
               December 31, 2007                  (9.0)                3.4
               December 31, 2006                  (8.2)                  -
               December 31, 2005                   6.8                 2.4

          (3)  Exchange-rate differences are charged to operations as incurred.

          CPI-linked balances are stated using the specific index to which the balances are linked.

     G.   CONVENIENCE TRANSLATION

          The adjusted financial statements as of December 31, 2007 and for the year then ended have been translated into United States dollars using the representative exchange rate at December 31, 2007 as published by the Bank of Israel (US$ 1.00 = NIS 3.846). The translation was made solely for the convenience of readers in the United States.

          It should not be construed that the translated dollar figures actually represent, or could be converted into, US dollars.

     H.   MARKETABLE SECURITIES

          Marketable securities are classified as "trading" and are stated at fair market value.

     I.   INVENTORIES

          Inventories are stated at the lower of cost or net realizable value.
          Cost is determined for raw materials, auxiliary materials and finished products on the basis of weighted moving average cost per unit method.
          Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

                                     F - 12

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     J.   FIXED ASSETS

          Fixed assets are stated at cost, with depreciation computed by the straight-line method over the assets' estimated useful lives, as follows:

                                                                    YEARS
                                                                    -----

          Mechanical equipment                                        10
          Buildings                                                   25
          Motor vehicles                                              5
          Office furniture and equipment                            6.7-16
          Computers and peripheral equipment                         3-5

          Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease, or the estimated useful life of the improvements.

          The Company assesses the recoverability of the carrying amount of its fixed assets, when circumstances exist, based on expected undiscounted cash flows. If an asset's carrying amount is not expected to be recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets.

     K.   DEFERRED INCOME TAXES

          The Company records deferred income taxes in accordance with Standard
          No. 19 "INCOME TAXES" of the Israeli Accounting Standards Board, to
          reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

          Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized, if it is probable that such assets would be realized, for temporary differences, which will result in deductible amounts in future years and for carryforwards. An allowance against such deferred tax asset is recognized if it is probable that some portion or all of the deferred tax assets will not be realized.

     L.   GOODWILL AND OTHER INTANGIBLES ASSETS

          In January 2006, the company adopted Accounting Standard No. 20
          (Revised) "Accounting Treatment of Goodwill and Other Intangibles upon the Acquisition of an Investee", which applies to financial statements covering periods beginning on January 1, 2006 ("the Effective Date".)

          According to the standard, the excess of acquisition cost of an investment in an investee over the share of the company holding the fair value of the investee's identifiable assets, including intangibles, net of the fair value of identifiable liabilities (after tax allocation) at acquisition, constitutes goodwill. Recognition of an intangible asset independently of goodwill should take place only if the intangible asset is identifiable based on the criteria outlined in the standard.

                                     F - 13

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     L.   GOODWILL AND OTHER INTANGIBLES ASSETS (CONT.)

          Goodwill will not be amortized but will rather be examined once a year or more frequently should signs indicate goodwill impairment.
          Moreover, should a negative goodwill be created upon acquisition it would be recognized as a gain and immediately allocated to operations and not amortized. The standard distinguishes between intangible assets which have defined useful lives and those that do not, stating that the former should be amortized while the latter should not while rather examined whether any signs indicate impairment.

          Comparative figures covering periods before the effective date should not be restated and starting on the Effective Date, the goodwill presented in the 2005 annual financial statements will no longer be amortized, with the Company periodically examining the goodwill's net book value, as noted above.

          For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired.
          If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

          On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

          In January 2007 the company adopted Accounting Standard No. 30
          "Intangibles assets".

          Intangible assets which have defined useful lives are depreciated by the estimated economic lives, as follows:

                                                                  YEARS
                                                            -----------------

          Suppliers list                                            7
          Backlog                                           fully depreciated

     M.   REVENUE RECOGNITION

          The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations.

          The Company grants to certain customers a right to return the products, with the corresponding provision recorded for the estimated future product returns, based on the Company's experience.

                                     F - 14

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     N.   CUSTOMER INCENTIVES

          The Company is obligated to pay incentives to certain customers based on the volume of sales. The incentive is computed as a percentage of the annual volume or as a percentage of the increase in volume of sales to such customers in excess of a certain agreed amount, and is generally paid at the beginning of each year in respect of the previous year. The Company presents its revenues as net of such incentives, calculated based on the volume of sales.

     O.   STOCK-BASED COMPENSATION

          In January 2006, the company adopted Accounting Standard No. 24
          "Share-Based Compensation" (the "Standard"), for the recognition in the financial statements of share-based payments for employees and directors. Costs associated with grants of shares and options to employees and directors are expensed over the vesting period of each grant. Said costs are determined based on the fair value of the grants at each grant date.

          As for the periods before the adoption of the Standard, the Company accounted for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25,
          "Accounting for Stock Issued to Employees" ("APB 25") and
          authoritative interpretations thereof. Accordingly, the Company accounted for share options granted to employees and directors based on the intrinsic value of the options on the measurement date.

          See Note 14C for pro forma disclosures required by SFAS 123.

     P.   EARNINGS PER SHARE

          In January 2006, the company adopted Accounting Standard No. 21,
          "Earnings Per Share" (the "Standard").

          With the initial adoption of the Standard, Opinion No. 55 of the
          Institute of Certified Public Accountants in Israel - Earnings per
          share was cancelled.

          Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the entity (the numerator)
          by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated by adjusting profit or loss attributable to ordinary equity holders of the entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

     Q.   TRANSACTIONS BETWEEN THE COMPANY AND ITS CONTROLLING SHAREHOLDER

          In January 2007, the Company adopted Accounting Standard No. 23, "The
          Accounting Treatment of Transactions between an Entity and its
          Controlling Shareholder" (Standard 23). Standard 23 replaces the
          Securities Regulations (Financial Statement Presentation of
          Transactions between a Company and its Controlling Shareholder) - 1996 and provides that assets and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders' equity including related income taxes.

                                     F - 15

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     R.   RECLASSIFICATION

          Certain prior years amounts have been reclassified in conformity with current year's financial statements presentation.

     S.   IMPACT OF RECENTLY-ISSUED ACCOUNTING STANDARDS

          ISRAELI GAAP:

               ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL FINANCIAL
               REPORTING STANDARDS"

               In July 2006, the Israeli Accounting Standards Board published
               Accounting Standard No. 29 - "Adoption of International Financial
               Reporting Standards" - IFRS ("the Standard").

               According to the Standard, an entity subject to the Israeli
               Securities Law and authoritative Regulations thereunder
               (including dual listed companies), excluding foreign corporations, that do not prepare their financial statements in accordance with Israeli GAAP, as defined by this Law will be required to prepare financial statements in accordance with the IFRS and related interpretations published by the International Accounting
               Standards Board, for the reporting periods commencing January 1,
               2008, including interim periods.

               An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only
               2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

               Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, "First-time Adoption of IFRS
               Standards", which establishes guidance on implementing and transitioning from financial reporting based on domestic national accounting standards to reporting in accordance with IFRS. IFRS
               No. 1 supersedes the transitional provisions established in other
               IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts.
               Nevertheless, IFRS No. 1 grants exemptions on certain issues by allowing the alternative of not applying the retroactive
               application in respect thereof.

               The Standard allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to July 31, 2006 to the IFRS. Management has decided to adopt the IFRS commencing January 1, 2008.

               Since the requirements of the standard do not apply on the
               Company this financial statements do not include opening
               balance-sheet amounts as of January 1, 2007 based on the IFRS.

                                     F - 16

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     S.   IMPACT OF RECENTLY-ISSUED ACCOUNTING STANDARDS (CONT.)

          US GAAP:

               In September 2006, the FASB issued SFAS No. 157, "Fair Value
               Measurements" (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the
               Company beginning in the first quarter of fiscal year 2008. The
               Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

               In February 2007, the FASB issued SFAS No. 159, "The Fair Value
               Option for Financial Assets and Financial Liabilities" (SFAS No.
               159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings.

               A business entity will report unrealized gains and losses on items for which the fair value option has been elected in
               earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire
               instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, although earlier adoption is permitted. The Company does not expect the adoption of SFAS No.
               159 to have a material impact on its consolidated financial statements.

               In June 2007, the FASB ratified Emerging Issues Task Force (EITF)
               Issue No. 07-3, "Accounting for Nonrefundable Advance Payments
               for Goods or Services to Be Used in Future Research and
               Development Activities" (EITF 07-3). EITF 07-3 requires
               non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 applies
               prospectively for new contractual arrangements entered into beginning in the first quarter of fiscal year 2008. We currently recognize these non-refundable advanced payments as an expense upon payment. The adoption of EITF 07-3 is not expected to have a significant impact on the Company's consolidated financial statements.

                                     F - 17

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     S.   IMPACT OF RECENTLY-ISSUED ACCOUNTING STANDARDS (CONT.)

          US GAAP: (CONT.)

               In December 2007, the FASB issued SFAS No. 141(Revised 2007)
               "Business Combinations" ("SFAS 141(R)") and SFAS No 160,
               "Non-controlling Interests in Consolidated Financial Statement"
               ("SFAS 160"). SFAS 141(R) requires the acquiring entity in a business combination to record all assets acquired and
               liabilities assumed at their respective acquisition-date fair values and changes other practices under FAS 141, some of which could have a material impact on how we account for business combinations. SFAS 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity's financial statements can fully understand the nature and financial impact of the business combination. SFAS 160 requires entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial
               statements. We are required to adopt SFAS 141(R) and SFAS 160 simultaneously in our fiscal year beginning after December 15,
               2008. The provisions of SFAS 141(R) will only impact the Company if it is a party to a business combination after the
               pronouncement has been adopted. The Company is currently
               evaluating the effects, if any, that SFAS 160 may have on its financial statements.

                                     F - 18

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - RECEIVABLES AND OTHER CURRENT ASSETS

     COMPRISED AS FOLLOWS:

                                          DECEMBER 31,
                                  -----------------------------
                                 2 0 0 7     2 0 0 6    2 0 0 7 (*)
                                  -----       -----       -----
                                   NIS         NIS      US DOLLARS
                                  -----       -----       -----
                                         (IN THOUSANDS)
                                  -----------------------------

Tax authorities                     908       1,556         236
Advances to suppliers             2,224       2,416         578
Value-added tax                     554         133         144
Deferred income                      41           -          11
Deferred income taxes               256           -          67
Prepaid expenses and others         647         394         168
                                  -----       -----       -----
                                  4,630       4,499       1,204
                                  =====       =====       =====

     (*)  Convenience translation into U.S. dollars.

NOTE 4 - FIXED ASSETS

     COMPRISED AS FOLLOWS:

                                                           DECEMBER 31,
                                                 --------------------------------
                                                2 0 0 7      2 0 0 6     2 0 0 7 (*)
                                                 ------       ------       ------
                                                  NIS          NIS       US DOLLARS
                                                 ------       ------       ------
                                                          (IN THOUSANDS)
                                                 --------------------------------

Cost:
   Land and building                             42,031    (**)38,583      10,928
   Motor vehicles                                 8,567         6,784       2,228
   Mechanical equipment                             653    (**)   398         170
   Computers and peripheral equipment             2,771         2,349         720
   Office furniture and equipment                 1,288           788         335
   Leasehold improvements                             -           311           -
                                                 ------    ----------      ------
                                                 55,310        49,213      14,381
                                                 ======    ==========      ======
Accumulated depreciation and amortization:
   Building                                         844             -         219
   Motor vehicles                                 5,046         4,104       1,312
   Mechanical equipment                              64             -          16
   Computers and peripheral equipment             1,722         1,403         448
   Office furniture and equipment                   679           628         177
   Leasehold improvements                             -           307           -
                                                 ------    ----------      ------
                                                  8,355         6,442       2,172
                                                 ======    ==========      ======

     (*)  Convenience translation into U.S. dollars.

     (**) reclassified

NOTE 5 - OTHER ASSETS, NET

     COMPRISED AS FOLLOWS:

                                                            DECEMBER 31,
                                                    -----------------------------
                                                   2 0 0 7     2 0 0 6    2 0 0 7 (*)
                                                    -----       -----       -----
                                                     NIS         NIS      US DOLLARS
                                                    -----       -----       -----
                                                           (IN THOUSANDS)
                                                    -----------------------------

Goodwill                                            1,795           -         467
Deferred tax                                          115          94          30
Suppliers list                                        103           -          26
Long term deposit                                     208           -          54
                                                    -----       -----       -----
                                                    2,221          94         577
                                                    =====       =====       =====

     (*)  Convenience translstion into U.S. dollars

                                     F - 19

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - PAYABLES AND OTHER CURRENT LIABILITIES

     COMPRISED AS FOLLOWS:

                                         DECEMBER 31,
                                 ----------------------------
                                2 0 0 7    2 0 0 6   2 0 0 7 (*)
                                 -----      -----       -----
                                        NIS           US DOLLARS
                                 ----------------       -----
                                       (IN THOUSANDS)
                                 ----------------------------

Allowance for taxes                133        289          35
Tax authorities                    174      3,825          45
Accrued expenses                 1,099        947         285
Payroll-related amounts          1,208      1,131         314
Customer advances                  188        655          49
Other                              565        122         147
                                 -----      -----       -----
                                 3,367      6,969         875
                                 =====      =====       =====

     (*)  Convenience translation into U.S. dollars.

NOTE 7 - ACCRUED SEVERANCE PAY, NET

     The Company's obligation for severance pay is calculated in accordance with the Israeli Severance Pay Law, 1963, and is based on the most recent monthly salary and the length of employment in the Company. The obligation is partially funded through insurance policies not under the Company's custody, and the unfunded balance is accrued as a liability on the balance sheet.

     Severance pay expenses for 2007, 2006 and 2005 were NIS 664 thousand ($173 thousand), NIS 449 thousand and NIS 411 thousand, respectively.

     The total value of the insurance policies at December 31, 2007 and 2006 and
     2005 was NIS 1,098 thousand ($285 thousand), NIS 810 thousand and NIS 665 thousand, respectively.

     The Company has no liability for pension expenses to its employees.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

     A.   CONTINGENT LIABILITIES AND GUARANTEES

          The Company is contingently liable in respect of documentary letters of credit from banks and suppliers' credit guaranteed by banks for the import of food products totaling, at December 31, 2007, NIS 33,286 thousand ($8,655 million).

     B.   CREDIT RISK

          Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables. A major portion of the
          Company's sales was to a limited number of customers (see Note 12A).
          The Company, which generally does not require security from those customers, maintains an allowance for doubtful accounts, based upon factors regarding the credit risk of specific customers, historical trends and other information, which management believes adequately covers all anticipated losses in respect of trade receivables.

                                     F - 20

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     C.   SUPPLY OF PRODUCTS

          As of December 31, 2007, the Company was dependent on one supplier in respect of some of its products. Purchases of products from this supplier were approximately 13% and 20% of all the Company's purchases of products for 2007 and 2006, respectively. The Company had a contract with the supplier, according to which the Company is the latter's exclusive agent and distributor in Israel in connection with certain products for a five-year period starting March 2005. In July
          2007 the agreement has been amended and the exclusivity period has been extended to 10 years. Termination of the Company's business relationships with this supplier and/or a material adverse change in the terms at which it purchases products from him may have a material adverse effect on the Company's financial results. There can be no assurance that alternative source of supply, if required, will be readily available nor can there be any assurance as to purchase terms.

     D.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The financial instruments of the Company consist mainly of cash and cash equivalents, marketable securities, current accounts receivable, short-term borrowings, accounts payable and accruals.

          In view of their nature, the fair value of the financial instruments, included in working capital, is usually identical or close to their book value.

     E.   LEASE COMMITMENTS

          The lease for the previous logistics center ended in April 2007.

          Total rent expenses for 2007, 2006 and 2005 were NIS 1,037 thousand
          ($270 thousand), NIS 1,939 thousand and NIS 1,918 thousand, respectively.

          In August 2005 the Company acquired from a related party a plot of land totaling 19,000 sq. m. for establishing a logistics center of
          8,600 sq. m. The transaction has been ratified by the Company's Audit
          Committee and Board of Directors on May 25, 2005 and by the
          shareholders' General Meeting on July 20, 2005.

          In April 2007 the company removed its warehouse and offices to the new logistic center.

     F.   CLAIMS

          1.   A lawsuit was filed in December 2001 against 29
               importers/producers of food products, including the Company, for an amount totaling NIS 500 million (USD 130 million).
               Concurrently, the plaintiffs filed a request for an exemption from the court fee. Following the court's rejection of the plaintiffs' request for the noted fee exemption and their failure to pay such fee, the court dismissed the case.In January 2004 the abovementioned plaintiffs filed a new lawsuit against the 29 noted importers/producers for NIS 1 billion (USD 260 million).
               Again, a request was made concurrently for an exemption from the court fee. This request was rejected by the registrar of the court, and the action was dismissed without prejudice in November
               2006.

               The plaintiffs then filed an appeal with the District Court of the registrar's November 2006 decision; however, before the appeal was decided by the court, the plaintiffs filed a request with the court to cancel the appeal due to the plaintiffs'
               intention to file the appeal with the Israeli Supreme Court. The plaintiffs then filed an appeal with the Supreme Court, and requested an exemption from the court fee for the appeal and from the requisite security deposit. The request for exemption of court fee was granted by the Supreme Court on July 3, 2007, but the plaintiffs were required to pay a deposit of NIS 20,000 as security for the legal expenses of the respondents, which sum was deposited with the Supreme Court on March 9, 2008. Although the proceedings are still at a preliminary stage, the Company's management and legal counsel believe that the plaintiffs'
               likelihood of success in the proceedings is low.

                                     F - 21

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          2.   In or about October, 2005, Vitarroz Corp. commenced an action in the Superior Court of the State of New Jersey, against Willi USA
               Holdings, Inc. (a subsidiary of the Company), the Company and Zwi
               Williger (collectively, the "Defendants") due to a dispute concerning a press release announcing the termination of the proposed acquisition of the Vitarroz business by the Company On
               November 2005, the Company removed the matter from the Superior
               Court of New Jersey to the United States District Court for the
               District of New Jersey. The complaint was subsequently amended and, as amended, alleged, inter alia, breach of contract,
               defamation, breach of covenants of good faith and fair dealing, fraudulent inducement and tortious interference with contractual relations and prospective economic advantage. Defendants did not respond to the complaint as an agreement was reached to arbitrate all disputes between the parties and certain third parties. Not only did the parties agree to submit the claims which are the subject of the amended complaint to binding arbitration but they agreed to submit to arbitration (i) claims that defendants have against plaintiff and related third parties, and (ii) claims which the Company asserted against Vitarroz in an action that was then pending in Israel regarding the alleged breach of an
               agreement executed by the Company and Vitarroz, pursuant to which
               Vitarroz was to supply food products to the Company. Although there was no discovery taken in the then pending Court matters,
               Vitarroz claimed in correspondence to the District Court that it sustained, inter alia, damage: to its financial reputation; that suppliers refused to extend favorable credit and delivery terms;
               that there were lost profits of approximately $500,000; and that its sale to IDT realized a sales price of approximately $3 million less than what was expected; and that there are
               additional damages resulting from defendants' actions which are claimed to exceed $3.5 million. The discovery process in the arbitration proceedings has commenced and is ongoing. During the course of discovery, Vitarrozz submitted the reports of its financial expert claiming damages in excess of $6.6 million. The
               Company has submitted the report of its financial expert claiming damages in excess of $10 million. Limited discovery remains to be completed before the attributing hearing which is scheduled to take place at the end of April. Defendants believe that
               Vitarroz's allegations are without merit, and they intend to vigorously defend against such claims.

                                     F - 22

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     F.   CLAIMS (CONT.)

          3.   Five lawsuits and motions to certify as class actions against
               Willi-Food were filed in the Tel-Aviv Jaffa District Court, all based on claims regarding reductions in the contents of
               Willi-Food products. The Plaintiffs' claims in all of the motions are similar: The consumers who purchased the products were misled, since the contents of the packages were reduced without notifying the consumer public and without reducing the prices of the products in direct proportion. One of the lawsuits in the amount of NIS 6.2 million was cancelled during 2007. The total amount of the remaining class actions is approximately NIS 39.6
               in millions.

               At this point, given the preliminary stage of all the
               abovementioned legal proceedings, the Company can not determine the outcome of such law suite.

          4.   On February 21, 2007, a lawsuit was filed by Cukierman & Co.
               Investment House Ltd. in the Tel Aviv-Jaffa Magistrates Court in
               the amount of NIS 273,852, claiming non payment of fees for professional services rendered. A statement of defense has not yet been filed. Given the early stage of these proceedings, the
               Company is unable at this point to assess the risks involved.

          5.   In September 2007, Thurgeman Construction Co. Ltd. ("Thurgeman")
               filed a claim against the Company in the District Court of Tel
               Aviv the amount of NIS 4,449,340 (plus VAT) regarding a dispute in connection with the construction of the Company's logistics center in Yavne (the "Project") pursuant to a contract between the parties, dated as of September 9, 2005. Under the terms of the contract, Thurgeman was to serve as the operating contractor for the construction of the frame and the surrounding portions for the construction of the Project.

               During the course of construction on the Project, the parties raised several claims against each other in connection with the progress of construction on the Project. The Company claimed that
               Thurgeman grossly violated the terms of the contract by
               continuous delays in the completion of the Project, and by performing the construction work in a negligent and
               unprofessional manner and with inferior quality. Thurgeman counterclaimed that it performed the construction work according to the terms of the contract and that any delays in the work were not caused through any fault of Thurgeman. Furthermore, Thurgeman claimed that the Company withheld certain payments to which
               Thurgeman was entitled for additional work on the Project, causing Thurgeman damages.

               At the end of November 2007, the Company filed a statement of defense, which included a counterclaim against Thurgeman and its executive, Dotan Thurgeman, which contained among other things, a claim of defamation, a claim for damages caused by the delay in delivery of the completed Project, and damages caused by
               Thurgeman's poor and careless work on the Project. The sum of the damages claimed by the Company in the counterclaim was NIS 5 million. In February 2008, Thurgeman filed a response to the counter claim. As of the date of this Annual Report, a date for the hearing has yet to be set.

               At the current preliminary stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

                                     F - 23

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     F.   CLAIMS (CONT.)

          6.   On June 18, 2006, the Company filed a claim against Filiz and
               Ash-Bar in the amount of NIS 4,473,878 for breach of contract.
               The complaint was served on filiz and Ash-Bar through Ash-Bar's chief executive officer. Filiz then filed a request to cancel the complaint, claiming that Ash-Bar is not authorized to accept service of process on its behalf. The request was denied by the court's registrar.

               On November 4, 2007, Filiz filed an appeal of the registrar's decision and requested an extension for filing its defense to the complaint pending a decision on the appeal. A hearing has been set for April 24, 2008.

               The Company's legal counsel believes that there is a substantial chance that the service of process will be accepted by the court, and notwithstanding the fact that the proceedings are still at a preliminary stage, the Company's legal counsel believes that the complaint is based on sound legal arguments, and that there is a reasonable possibility that a not insignificant portion of the arguments will be sustained by the court.

     G.   LIENS

          The Company has registered fixed and floating liens in favor of banks on its assets and insurance rights and a fixed lien, unlimited in amount, on its share capital and goodwill.

     H.   RELATED PARTIES

          1.   As of June 1, 1998, the Company entered into certain management services agreements with certain companies controlled by each of
               Messrs. Joseph and Zvi Williger, respectively (collectively, the
               "Williger Management Companies"), pursuant to which Messrs.
               Joseph and Zvi Williger are to provide management services on behalf of the Williger Management Companies to the Company (the
               "Management Services Agreements").

               The Management Services Agreements were for a period of four years commencing on June 1, 1998 (the "Management Services
               Period"), were automatically renewed on June 1, 2002 for two years and were automatically renewed for an additional period of two years in June 2004.

                                     F - 24

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     H.   RELATED PARTIES (CONT.)

          1.   (Cont.)

               As of June 1, 1998, the Company entered into certain management services agreements with certain companies controlled by each of
               Messrs. Joseph and Zvi Williger, respectively (collectively, the
               "Williger Management Companies"), pursuant to which Messrs.
               Joseph and Zvi Williger are to provide management services on behalf of the Williger Management Companies to the Company (the
               "Management Services Agreements").

               The Management Services Agreements were for a period of four years commencing on June 1, 1998 (the "Management Services
               Period"), were automatically renewed on June 1, 2002 for two years and were automatically renewed for an additional period of two years in June 2004.

               Each of the Management Services Agreements provides for monthly services fees equal to $24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company's consolidated pre-tax annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.8 million), or at a rate of 5% if such profits exceed such level.

               On May 4, 2005 the Company's Audit Committee and Board of
               Directors decided to amend the terms of the abovementioned agreements, mainly extending the management services period for an unlimited period, with an option to terminate them by the
               Company's advance notice of 18 months and the management
               companies' advanced notice of 180 days. The General Meeting of the Company's shareholders ratified these amendments on July 20,
               2005.

               On February 15, 2006 the Company's board of directors resolved, in light of the expressed position of the Israeli Securities
               Authority, to set those agreements for a five-year period
               following ratification by the Company's shareholders General
               Meeting, i.e., until July 19, 2010.

               For amendments of the abovementioned agreement after the balance sheet date, see Note 15.

          2.   On April 1, 1997, the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly fee of NIS 5,480 to be adjusted annually for changes in the Israeli CPI.

          3.   Lease agreement with related parties - see E above.

     I.   As to purchase of new subsidiaries, see Note 15.

                                     F - 25

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 SHAREHOLDERS' EQUITY

     A.   The Company's shares are traded on the NASDAQ.

     B.   STOCK OPTIONS PLAN

          In May 1997, the Board of Directors of the Company adopted an employee share option plan ("the 1997 Plan"), pursuant to which the Company may grant options to purchase 180,000 ordinary shares to employees, officers, Directors and consultants of the Company and the subsidiary.
          Under the May 1997 plan, 160,000 options were granted to related parties

          The 1997 Plan was terminated on May 2004, and the remaining 20,000 options expired unexercised.

          On January 4, 2005 the Parent Company's audit committee and Board of
          Directors adopted a Stock Incentive Plan. The Parent Company was authorized to grant up to 138,000 options to 9 of the Group's employees (93,000 of the options to the Company's employees). The issuance of the options was ratified by the Parent Company's Board of
          Directors and the audit committee on February 27, 2005.

          The options granted vest in three equal annual installments commencing
          January 2006 and will expire in 2.5, 3.5 and 4.5 years, respectively.
          The purchase price per share payable upon exercise of an option is NIS
          14 (USD 3.6) per share, linked to the changes in the Consumer Price
          Index, and subject to adjustments.

          A summary of the status of the Company's stock option plans as of
          December 31, 2007, 2006 and 2005 and changes during the years then ended, is presented below:

                                     DECEMBER 31, 2007    DECEMBER 31, 2006       DECEMBER 31, 2005
                                     -----------------    ------------------     ------------------
                                               WEIGHTED              WEIGHTED               WEIGHTED
                                                AVERAGE               AVERAGE               AVERAGE
                                               EXERCISE              EXERCISE               EXERCISE
                                      SHARES     PRICE     SHARES      PRICE      SHARES      PRICE
                                     -------     -----    -------      -----     -------      -----
                                                  NIS                   NIS                    NIS
                                                 -----                 -----                  -----

Options outstanding at
  beginning of year                   42,000     13.55     63,000      14.05           -          -
Granted during the year                    -         -          -          -      93,000         14
Exercised during the year            (11,000)     13.1    (21,000)     13.76           -          -
Forfeited  during the year                 -         -          -          -     (30,000)         -
                                     -------     -----    -------      -----     -------      -----
Outstanding at end of year            31,000     13.43     42,000      13.55      63,000      14.05
                                     =======     =====    =======      =====     =======      =====

Weighted average fair value
  of options granted during
  the year                              4.09                 3.39                   2.53
                                     =======              =======                =======

     C.   In February, 2005, the Company's authorized share capital was increased by 40,000,000 shares of NIS 0.1 par value, from 10,000,000 to 50,000,000 shares.

     D.   On November 21, 2005, the Company declared a cash dividend of $ 0.14 per share payable to its shareholder of record as of January 11, 2006.
          The cash dividend was paid on January 25, 2006.

     E.   On October 5, 2006, the Company closed a $10.0 million private placement with U.S. institutional investors, and issued 1,652,893 shares.

     F.   As to new stock option plan See Note 15.

                                     F - 26

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -INCOME TAXES

     TAXATION UNDER VARIOUS LAWS

     The Company is assessed under the provisions of the Income Tax Law
     (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in real terms in accordance with changes in the
     Israeli CPI.

     On February 26, 2008 the Income Tax (Inflationary Adjustments) Law
     (Amendment no. 20) (Limitation for period of application), 2008 (the
     "Amendment") passed in a third calling in the Knesset. According to the amendment, the application of the Inflationary Law will cease in the tax year of 2007, and beginning in 2008 the instructions of the law will no longer apply, except for transaction period instructions which have the purpose of preventing distortions in the calculations of taxes.

     In accordance with the Amendment, beginning in the year 2008, no calculations for inflationary adjustments of revenues for tax purposes will be made. In addition, there will be no adjustments to the Israeli CPI for fixed assets' depreciations and carryforward tax losses for the period beginning January 1, 2008.

     PROVISION FOR INCOME TAXES:

                                        YEAR ENDED DECEMBER 31,
                               ----------------------------------------
                              2 0 0 7     2 0 0 6   2 0 0 5   2 0 0 7 (*)
                               ------     ------     ------      ------
                                            NIS                US DOLLARS
                               ----------------------------      ------
                                             (IN THOUSANDS)
                               ----------------------------------------

Current taxes                   3,288      5,057      3,533         854
Deferred income taxes            (433)       322         34        (112)
Previous year taxes              (338)         -          -         (88)
                               ------     ------     ------      ------
                                2,517      5,379      3,567         654
                               ======     ======     ======      ======

     DEFERRED INCOME TAXES

                                                              DECEMBER 31,
                                                   ----------------------------------
                                                  2 0 0 7        2 0 0 6      2 0 0 7 (*)
                                                   ----           ----           ----
                                                           NIS                US DOLLARS
                                                   -------------------           ----
                                                             (IN THOUSANDS)
                                                   ----------------------------------

Included in other assets:
   Accrued severance pay                            115             94             30
Included in current assets (liabilities):
   Marketable securities                            (88)          (409)           (22)
   Accrued vacation pay                              67             42             17
   Allowance for doubtful accounts                  104             59             27
   Employee stock options                             8             19              2
    Unrealized gain from inter company
     transactions                                    32              -              8
                                                   ----           ----           ----
                                                    238           (195)            62
                                                   ====           ====           ====

     (*)  Convenience translation into U.S. dollars.

                                     F - 27

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES (CONT.)

     RECONCILIATION

     The following is a reconciliation of the income taxes assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the actual taxes on income, in the statement of operations:

                                                                  YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------------------
                                                  2 0 0 7         2 0 0 6         2 0 0 5       2 0 0 7 (*)
                                                  -------         -------         -------         -------
                                                                    NIS                          US DOLLARS
                                                  ---------------------------------------         -------
                                                                      (IN THOUSANDS)
                                                  -------------------------------------------------------

Income before taxes on income                       6,771          35,801          11,288           1,760

Statutory tax rates                                    29%             31%             34%             29%
                                                  -------         -------         -------         -------

Provision computed by ordinary rates                1,964          11,098           3,838             510
                                                  -------         -------         -------         -------

Increase (decrease) in provision due to:                -               -               -               -
     Deferred  tax in respect of losses for
    which valuation allowance was provided          2,364               -               -             615
     Tax exempt income                               (182)            (18)            (31)            (47)
     Non-deductible expenses                          130             121              61              33
     Previous year taxes                             (338)              -               -             (88)
    Tax benefits for which deferred taxes
    were not recorded                                   -          (5,592)              -               -
     Effect of decrease in tax rate
     on deferred taxes assets                         (13)             14              17              (3)
     Differences in the definition
     of Capital and  non-monetary items for
     tax purposes and financial reporting
     purposes                                      (1,227)           (216)           (255)           (319)

     Other                                           (181)            (28)            (63)            (47)
                                                  -------         -------         -------         -------
                                                      553          (5,719)           (271)            144
                                                  =======         =======         =======         =======
                                                    2,517           5,379           3,567             654
                                                  =======         =======         =======         =======

     (*)  Convenience translation into U.S. dollars.

     TAX ASSESSMENTS

     The Company has not yet been assessed for income tax purposes since its inception.

                                     F - 28

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - TRANSACTIONS WITH RELATED PARTIES

     A.   BALANCES WITH RELATED PARTIES

                                                DECEMBER 31,
                                     -----------------------------------
                                     2 0 0 7      2 0 0 6    2 0 0 7 (*)
                                     -------      -------    -----------
                                              NIS            US DOLLARS
                                     --------------------    -----------
                                              (IN THOUSANDS)
                                     -----------------------------------

Due to officers (shareholders in
   the parent company)                   844       3,707         219
Parent company                         3,101       1,970         806

          (*)  Convenience translation into U.S. dollars.

     B.   TRANSACTIONS WITH RELATED PARTIES

                                              YEAR ENDED DECEMBER 31,
                                -----------------------------------------------------
                                2 0 0 7      2 0 0 6       2 0 0 5        2 0 0 7 (*)
                                -------      -------       -------        -----------
                                               NIS                        US DOLLARS
                                ----------------------------------        -----------
                                                  (IN THOUSANDS)
                                -----------------------------------------------------

Management fees                  3,166         6,606         3,894           823
Rent expenses                    1,037         1,939         1,918           270
Participation in expenses          (67)          (67)          (64)          (17)

     For other transactions with related parties, see Note 8.

     (*)  Convenience translation into U.S. dollars.

NOTE 12 - SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

     A.   Percentage of revenues from customers constituting 10% or more of revenue

                           YEAR ENDED DECEMBER 31,
                         --------------------------
                         2 0 0 7   2 0 0 6  2 0 0 5
                         -------   -------  -------
                                      %
                         --------------------------

Customer A                  16       26       19
Customer B                   -        -       12

     B.   COST OF SALES

                                                           YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------------
                                           2 0 0 7          2 0 0 6       2 0 0 5        2 0 0 7 (*)
                                           --------        --------       --------        --------
                                                             NIS                         US DOLLARS
                                           ---------------------------------------        --------
                                                               (IN THOUSANDS)
                                           -------------------------------------------------------

Purchases                                   190,779         125,546        125,131          49,605
Decrease (increase) in inventory (1)         (2,043)         11,697         (3,659)           (531)
Transportation and rent                       7,761           4,974          5,046           2,018
Other                                         2,330           1,364          1,697             605
                                           --------        --------       --------        --------
                                            198,827         143,581        128,215          51,697
                                           ========        ========       ========        ========

          (1)  See also Note 1.

          (*)  Convenience translation into U.S. dollars.

                                     F - 29

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (CONT.)

     C.   SALES AND MARKETING

                                               YEAR ENDED DECEMBER 31,
                                      -----------------------------------------
                                     2 0 0 7     2 0 0 6     2 0 0 5    2 0 0 7 (*)
                                      -----       -----       -----       -----
                                                   NIS                 US DOLLARS
                                      -----------------------------------------
                                                   (IN THOUSANDS)
                                      -----------------------------------------

Including shipping and handling       3,968       3,817       2,857       1,032
                                      =====       =====       =====       =====

          (*)  Convenience translation into U.S. dollars.

     D.   BAD DEBT

          In July 2005, Club Market Marketing Chains Ltd., one of the three largest food chains in Israel, encountered major financial difficulties, announcing that it could not pay its debts to its creditors. The District Court of Tel Aviv accepted Club Market's petition for a stay of procedures against it and appointed receivers for Club Market. On August 28, 2005 the court allowed the Club Market court-appointed receivers to sell Club Market to Supersol, one of the largest food chain in Israel, subject to several conditions. The court also ratified the creditors' arrangement presented by the receivers.
          As of September 1, 2005 Club Market's activities had been
          substantially transferred to Supersol.

          The Company submitted a claim of debt with the receivers with respect to Club Market's debt to the Company, which was NIS 6.5 million (USD
          1.7 million), (NIS 5.5 million net of VAT (USD 1.4 million)), as of
          July 13, 2005. In view of this claim and the ratification of the creditors' arrangement by the court on December 12, 2005, the Company is expected to receive a proportionate share of its claim of debt. The
          Club Market receivers estimate the rate of payment to be approximately
          51% of the total debts, although this is subject to the examination by the receivers and their approval of the Company's claim of debt. There is no assurance as to the portion of the debt owed by ClubMarket that will actually be paid to the Company. During 2005, the Company wrote off NIS 3.5 million (USD 0.9 million) as a bad debt due to the abovementioned Club Market debt.

          As of December 31, 2007 a total amount of approximately NIS 2.1 million was paid on account of Club Market debt.

          The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

                                  BALANCE AT                           BALANCE AT
                                  BEGINNING                                END
                                  OF PERIOD         PROVISION          OF PERIOD
                                  ---------         ---------          ---------
                                                       NIS
                                  ----------------------------------------------
                                                  (IN THOUSANDS)
                                  ----------------------------------------------

           2005                       260                66                 326
           2006                       326                91                 417
           2007                       417             2,265               2,682

                                     F - 30

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (CONT.)

     E.   FINANCING INCOME, NET

                                                               YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------
                                                  2 0 0 7      2 0 0 6       2 0 0 5       2 0 0 7 (*)
                                                  ------        ------        ------        ------
                                                                  NIS                     US DOLLARS
                                                  ----------------------------------        ------
                                                                   (IN THOUSANDS)
                                                  ------------------------------------------------

Financing expenses:
Loss from marketable securities                      (56)            -             -           (14)
Rate exchanges, interest
 expenses and bank fees                             (925)         (271)         (141)         (241)
Others                                               (28)         (169)            -            (7)
Realized loss on derivative financial
instruments                                         (102)         (248)            -           (27)
                                                  ------        ------        ------        ------
                                                  (1,111)         (688)         (141)         (289)
                                                  ------        ------        ------        ------
Financing income:
Interest income                                    2,619         3,230         1,654           681
Realized gains  on derivative financial
    instruments                                        -             -           184             -
Gain from marketable securities                        -         1,316           755             -
Decrease  in  warrants  to issue  shares of
    subsidiary                                       348         1,067             -            90
Others                                                 -             -            49             -
                                                  ------        ------        ------        ------
                                                   2,967         5,613         2,642           771
                                                  ======        ======        ======        ======
Financing income, net                              1,856         4,925         2,501           482
                                                  ======        ======        ======        ======

          (*)  Convenience translation into U.S. dollars.

                                     F - 31

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - REPORTING AND GEOGRAPHICAL SEGMENTS

     A.   INFORMATION ABOUT REPORTED SEGMENT INCOME OR LOSS AND ASSETS:

          The Company is engaged in the import, export, marketing and distributing of preserved products and non-preserved products which constitute the basis for its reporting segments.

                                    NON-PRESERVED    PRESERVED
                                       PRODUCTS       PRODUCTS       TOTAL
                                        -------       -------       -------
                                                (IN NIS THOUSANDS)
                                        -----------------------------------

YEAR ENDED DECEMBER 31, 2007

SALES                                   157,986        91,707       249,693
                                        =======       =======       =======

Gross profit                             33,216        17,650        50,866
Selling & marketing expenses             14,669         9,735        24,404
                                        -------       -------       -------
Income per segment                       18,547         7,915        26,462
General & administrative expenses                                    18,963
Impairment of goodwill                                                3,054
                                                                    -------
Consolidated operating income                                         4,445
Financing income, net                                                 1,856
Other income, net                                                       470
Income taxes                                                          2,517
Minority interest                                                     2,287
                                                                    -------
 Net income                                                           1,967
                                                                    =======

Inventory                                18,007        11,159        29,166
Assets not allocated to segments                                    210,450
                                                                    -------
   Total consolidated assets                                        239,616
                                                                    =======

                                     NON-PRESERVED  PRESERVED
                                        PRODUCTS     PRODUCTS       TOTAL
                                        -------       ------       -------
                                                (IN NIS THOUSANDS)
                                        ----------------------------------

YEAR ENDED DECEMBER 31, 2006

SALES                                   108,150       83,310       191,460
                                        =======       ======       =======

Gross profit                             31,295       16,584        47,879
Selling & marketing expenses             12,073        9,027        21,100
                                        -------       ------       -------
Income per segment                       19,222        7,557        26,779
General & administrative expenses                                   14,151
                                                                   -------
Consolidated operating income                                       12,628
Financing income, net                                                4,925
Other income, net                                                   18,248
Income taxes                                                         5,379
Minority interest                                                    1,807
                                                                   -------
 Net income                                                         28,615
                                                                   =======

Inventory                                11,680        7,421        19,101
Assets not allocated to segments                                   200,870
                                                                   -------
   Total consolidated assets                                       219,971
                                                                   =======

                                     F - 32

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - REPORTING AND GEOGRAPHICAL SEGMENTS (CONT.)

     A.   INFORMATION ABOUT REPORTED SEGMENT INCOME OR LOSS AND ASSETS (CONT.)

                                     NON-PRESERVED  PRESERVED
                                       PRODUCTS     PRODUCTS       TOTAL
                                        ------       ------       -------
                                               (IN NIS THOUSANDS)
                                        ---------------------------------

YEAR ENDED DECEMBER 31, 2005

SALES                                   92,784       73,498       166,282
                                        ======       ======       =======

Gross profit                            24,051       14,016        38,067
Selling & marketing expenses             9,933        5,838        15,771
                                        ------       ------       -------
Income per segment                      14,118        8,178        22,296
General & administrative expenses                                  13,544
                                                                  -------
Consolidated operating income                                       8,752
Financing income, net                                               2,501
Other income, net                                                      35
Income taxes                                                        3,567
                                                                  -------
 Net income                                                         7,721
                                                                  =======

Inventory                               16,456       14,342        30,798
Assets not allocated to segments                                  106,476
                                                                  -------
   Total consolidated assets                                      137,274
                                                                  =======

     B.   GEOGRAPHIC INFORMATION

          1)   The Company's revenues by geographic areas (based on location of customers) are as follows:

                          YEAR ENDED DECEMBER 31,
                    -----------------------------------
                     2007          2006          2005
                    -------       -------       -------
                            (IN NIS THOUSANDS)
                    -----------------------------------

Israel              199,064       189,623       165,901
North-America        41,989         1,133           236
Other                 8,640           704           145
                    -------       -------       -------
                    249,693       191,460       166,282
                    =======       =======       =======

          2)   The Company's Long-Lived assets by geographic areas (based on the location of the assets) are as follows:

                       DECEMBER 31,
                    -------------------
                     2007         2006
                    ------       ------
                     (IN NIS THOUSANDS)
                    -------------------

Israel              48,599       42,865
North-America          577            -
                    ------       ------
                    49,176       42,865
                    ======       ======

                                     F - 33

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     A.   In accordance with Israeli GAAP, the Company's financial statements are denominated through December 31, 2003 in adjusted amounts and as of January 1, 2004 in "reported amounts" (also see Note 2). Such accounting principle is considered a more meaningful presentation than financial reporting based on nominal historical cost. Accordingly, the
          Company is not required to eliminate the effect of historic price level changes in a reconciliation to U.S. GAAP.

     B.   In accordance with U.S. GAAP, SFAS No. 115, changes in trading securities should be presented in the statement of cash flows as part of the operating activities. The following table provides a reconciliation of the Statements of Cash flows for 2007, 2006 and 2005 in accordance with U.S. GAAP:

                                                                  YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------------
                                                    2 0 0 7        2 0 0 6        2 0 0 5      2 0 0 7 (*)
                                                    -------        -------        -------        -------
                                                                     NIS                       US DOLLARS
                                                    -------------------------------------        -------
                                                                      (IN THOUSANDS)
                                                    ----------------------------------------------------

Net cash provided by (used in) operating
   activities before adjustment                       7,942         23,922         (7,293)         2,065
Adjustment                                          (17,378)        (9,400)          (780)        (4,519)
                                                    -------        -------        -------        -------
Net cash provided by (used in)
   operating activities after adjustment             (9,436)        14,522         (8,073)        (2,454)
                                                    =======        =======        =======        =======
Net cash used in investing
   activities before adjustment                     (44,334)       (31,860)       (15,618)       (11,527)
Adjustment                                           17,378          9,400            780          4,519
                                                    -------        -------        -------        -------
Net cash used in investing
   activities after adjustment                      (26,956)       (22,460)       (14,838)        (7,008)
                                                    =======        =======        =======        =======

     C.   Had compensation cost for the Company's option plans been determined on the basis of the fair value at the grant dates in accordance with the provisions of SFAS No. 123 "Accounting for Stock-Based
          Compensation," as amended by SFAS No. 148, the Company's pro forma net loss and pro forma basic and diluted net loss per share for year 2005 would have been as follows:

                                                            YEAR ENDED DECEMBER 31, 2005
                                                               --------------------
                                                                NIS       US DOLLARS (*)
                                                               ------        ------
                                                                   (IN THOUSANDS)
                                                               --------------------

Net Income for the year, as reported                            7,721         2,008
Deduct: stock-based compensation determined under APB 25            -             -
Add:    stock-based compensation determined under SFAS 123        (82)          (21)
                                                               ------        ------

Pro forma net income                                            7,639         1,987
                                                               ======        ======

Net Income per share - basic and diluted:
As reported                                                       0.9           0.2
Pro forma                                                         0.9           0.2

          The following assumptions were used for the year 2005: dividend yield of 0.00%; risk-free interest rate of 2.5%; an expected life of 1.75 -
          3.75 years; a volatility rate of 48%.

     (*)  Convenience translation into U.S. dollars.

                                     F - 34

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     D.   In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement
          No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition,
          classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was adopted by the Company in
          2007.

          A reconciliation of the beginning and ending amount of unrecognized tax Benefit is as follows:

                                                           YEAR ENDED
                                                        DECEMBER 31, 2007
                                                             -------
                                                               NIS
                                                             -------
                                                          (IN THOUSANDS)
                                                             -------

Beginning balance, upon adoption as of January 1, 2007           229

Additions:
     Tax positions for current year                              410
                                                             -------

Ending balance, as of December 31, 2007                          639
                                                             =======

          Total Interest and penalties relating to unrecognized tax benefit for the year were not material.

          In accordance to the company policy interest expenses related to tax authorities are classified in financial expenses and penalties related to tax authorities are classified in general and administration expenses.

                                     F - 35

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUBSEQUENT EVENTS

     A.   In October 2007, the Company's subsidiary Gold Frost Ltd. subsidiary signed a binding letter of intent to purchase a majority interest from the owners of a dairy distributor in Denmark (the "Distributor"). In the first quarter of 2008, Gold Frost held a 51% interest in the
          Distributor, and the former owners of the Distributor holds the remaining interest.

     B.   In November 2007, Willi Food announced its intention to purchase
          Shamir Salads, an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in Israel and abroad.
          The acquisition subsequently closed in the first quarter of 2008.

     C.   On January 2, 2008 the Parent Company's audit committee and Board of
          Directors adopted a Stock Incentive Plan ("The second plan"). The
          Parent Company was authorized to grant up to 100,000 options to 10 of the Group's employees. The plan is subject to the approval of the TASE and the approval of the Israeli tax-authorities. The options granted vest in three equal annual installments commencing January 2008 and will expire in 2.5, 3.5 and 4.5 years, respectively. The purchase price per share payable upon exercise of an option is NIS 19 ($4.94)
          per share, linked to the changes in the Consumer Price Index, and subject to adjustments.

     D.   On January 2, 2008 the Audit Committee and the Board of Directors
          unanimously approved the amendment of the Management Services
          Agreements with Messrs. Zwi Williger and Joseph Williger. In accordance to the new Management Services Agreements the terms were amended as follows:

          (a) The current monthly services fees according to the Management
          Services Agreements will cease to be linked to the US Dollar and will be translated to NIS 102,900 (excluding VAT) linked to changes in the
          Israeli consumer price index.

          (b) The terms of the Management Services Agreements are to be extended indefinitely, subject to clause (c) below; provided however that in the event the Williger Management Company provides the management services to the Company without the presence of Messrs. Zwi Williger or Joseph Williger, as the case may be, and/or in the case of the death and/or permanent disability of Messrs. Zwi Williger or Joseph
          Williger, the Company will be entitled to terminate the Management
          Services Agreement immediately.

          (c) Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice which will be delivered to the other party as follows:

          The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 36 months.

          The Williger Management Company may terminate the agreement at any time, by prior written notice of at least 180 days.

          (d) If a Williger Management Company is to terminate the Management
          Services Agreement, the Williger Management Company would be entitled to receive the management fees for a period of twelve (12) months, which would begin after the prior notice period, whether or not it provides the Company with any management services during such twelve-month period.

          In addition, the Management Services Agreements contain provisions entitling each of Messrs. Zwi Williger and Joseph Williger to 30 vacation days per year, during which days the applicable Williger
          Management Company will not provide management services to the
          Company. Unused vacation days may be accumulated and paid for in lieu of taking such days as vacation.

                                     F - 36

ITEM 2 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

     The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related Notes thereto which appear in this Annual Report. The consolidated financial statements have been prepared in accordance with Israeli GAAP, which differs in certain insignificant respects from U.S. GAAP. Reference is made to Notes 2 and
14 of Notes to the consolidated financial statements for a description of the significant differences between Israeli GAAP and U.S. GAAP. Unless otherwise indicated, financial information for the Company included herein is presented on a consolidated basis under Israeli GAAP.

     The Company is engaged in the design, import, export, marketing and distribution of a broad range of food products purchased from over 220 suppliers worldwide and marketed in Israel and internationally, and to a much lesser extent, the areas administered by the Palestinian Authority. The Company's products are sold in Israel to over 1,100 customers, including supermarket chains in the organized market, private supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company's products are also sold internationally, mainly by the Company's two new subsidiaries, WF and Baron, to over 900 customers. The Company was incorporated in Israel in
January 1994 and commenced operations in February 1994.

     During 2007, the Company, together with the global dairy industry, has been affected by increases in primary supply prices and shortages stemming from a series of factors, including weather related problems and reduced milk production at the same time that consumption and demand has increased in growing emerging markets. Moreover, the Company was directly impacted by the cessation of butter and cheese export subsidies in the EU, which led our primary supplier,
Arla Foods, to increase prices on its exports to us by approximately 50%-80%.
The increase in the supply prices was the main reason for the increase in our cost of sales as a percentage of total sales from approximately 75% in 2006 to approximately 79.6% in 2007, and to a decrease in our gross profit as a percentage of sales in from 25.0% in 2006 to 20.4% in 2007. In an effort to reduce our operating costs and increase our logistical efficiency, we are now operating from a new logistics center which was constructed in order to replace the numerous external warehouse facilities that we used and in order to optimize our overall operational activity. We believe the new facility will enable us to take fuller advantage of the sales channels available to us. The new facility will also allow us to consider adding new sources of products in Israel to provide further products to meet consumer demand. In order to overcome this price increase, we are looking to reduce our expenses while increasing the price of our goods to our customers.

     We also intend to continue to seek to grow our market share in Israel through the introduction of additional innovative niche products to give the customer more choice, healthier and/or less expensive products and, where permitted, by expanding our relationships with our suppliers. We also intend to increase expenditures on marketing and sales activities to increase the market penetration of the products that we currently sell in Israel.

     We also intend to expand our business outside of Israel, and in particular, in the U.S. and Europe, beyond our expansion in the U.S. during 2007. In order to do so, we acquired, on January, 2008, 51% of Shamir, an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in
Israel and abroad. In addition, on February, 2008, Gold Frost purchased 51% of a dairy distributor in Denmark which owns a US dairy import license. For convenience purposes, the financial data for the years ended December 31, 2007,
2006, 2005, 2004, and 2003 has been translated into U.S. Dollars using the representative exchange rate. This rate as of December 31, 2007 was NIS 3.846 =
USD 1.00.

     The Company is not involved in any off balance sheet transactions or long-term contractual obligations.

CRITICAL ACCOUNTING POLICIES

     Management's discussion and analysis is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Israel and adapted to the generally accepted accounting principles accepted in the United States. The use of these generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting accounting periods presented. These estimates include, among other things, assessing the collectibility of accounts receivable and the use of recoverability of inventory. Actual results could differ from those estimates.
The markets of the Company's products are characterized by intense competition and a rapid turnover of products and frequent new introductions of products, all of which may impact future ability to value the Company's assets.

     The following critical accounting policies may affect significant judgments and estimates used in the preparation of the consolidated financial statements.

1.   Revenue Recognition - revenue from product sales is recognized upon the shipment to the consumers, when the title and risk of loss have been transferred to the consumer, price and terms are agreed and when no significant vendor obligations exist and collection of the resulting receivable is reasonably assured. Incentive to certain customers - the
     Company is obligated to pay incentives to certain customers in relation to the volume of sales. The incentive is calculated as a percentage of the annual sales to the customer or as a percentage of the increase in volume of sales to such customers in excess of a certain agreed amount. In accordance with EITF 01-9 the Company presents revenue net of such incentives. The Company grants to certain customers the right to return the products. A provision for customers' return is recorded for the estimated future products return, based on the Company's experience. This policy is significant because the revenue is a key component of the Company's operations, as well as the fact that the revenue recognition determines the timing of certain expenses. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause the operating results to vary from quarter to quarter and may result in operating losses.

2.   Inventories - as of January 1, 2007, the Company implements Accounting
     Standard No. 26 - "Inventory" ("the Standard"), which outlines the accounting treatment for inventory. According to the Standard, inventory should be stated at the lower of cost and net realizable value. According to the standard the cost includes all purchase costs, as well as any other costs incurred in reaching the inventory's present stage. Net realizable value represents the selling price estimation during ordinary course of business, net of the estimation of the costs needed to the selling accomplishment. Cost is determined by average weighted cost used consistently for all types of inventory of similar nature and uses.
     Inventory's values and quantities review cause the Company to write down the difference between the cost and the estimated market value upon assumption about future demand and market conditions. If the inventory is determined to be undervalued, the Company may have to recognize additional operating income at the time of sale. Any significant unanticipated change in demand or expiration of product life could have a significant impact on the value of the inventory.

     Up to December 31, 2006, inventories were stated at the lower of cost or market value.

3.   In January 2006, the company adopted Accounting Standard No. 20 (Revised)
     "Accounting Treatment of Goodwill and Other Intangibles upon the
     Acquisition of an Investee", which applies to financial statements covering periods beginning on January 1, 2006 ("the Effective Date".)According to
     the standard, the excess of acquisition cost of an investment in an investee over the share of the company holding the fair value of the investee's identifiable assets, including intangibles, net of the fair value of identifiable liabilities (after tax allocation) at acquisition, constitutes goodwill. Recognition of an intangible asset independently of goodwill should take place only if the intangible asset is identifiable based on the criteria outlined in the standard. Goodwill will not be amortized but will rather be examined once a year or more frequently should signs indicate goodwill impairment. Moreover, should a negative goodwill be created upon acquisition it would be recognized as a gain and immediately allocated to operations and not amortized. The standard distinguishes between intangible assets which have defined useful lives and those that do not, stating that the former should be amortized while the latter should not while rather examined whether any signs indicate impairment.

     We determine fair value using a discounted cash flow analysis. This type of analysis requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. In assessing the recoverability of our goodwill, we may be required to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets.
     This process is subjective and requires judgment at many points throughout the analysis. If our estimates or their related assumptions change in subsequent periods or if actual cash flows are below our estimates, we may be required to record impairment charges for these assets not previously recorded.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

U.S. GAAP:

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements"
     (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the Company beginning in the first quarter of fiscal year
     2008. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for
     Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159
     permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings.

     A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15,
     2007, although earlier adoption is permitted. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

     In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No.
     07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services
     to Be Used in Future Research and Development Activities" (EITF 07-3). EITF
     07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 applies prospectively for new contractual arrangements entered into beginning in the first quarter of fiscal year 2008. We currently recognize these non-refundable advanced payments as an expense upon payment. The adoption of EITF 07-3 is not expected to have a significant impact on the Company's consolidated financial statements.

     In December 2007, the FASB issued SFAS No. 141(Revised 2007) "Business
     Combinations" ("SFAS 141(R)") and SFAS No 160, "Non-controlling Interests in Consolidated Financial Statement" ("SFAS 160"). SFAS 141(R) requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values and changes other practices under FAS 141, some of which could have a material impact on how we account for business combinations. SFAS 141(R)
     also requires additional disclosure of information surrounding a business combination, such that users of the entity's financial statements can fully understand the nature and financial impact of the business combination.
     SFAS 160 requires entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. We are required to adopt SFAS 141(R) and SFAS 160 simultaneously in our fiscal year beginning after December 15, 2008. The provisions of SFAS 141(R) will only impact the Company if it is a party to a business combination after the pronouncement has been adopted. The Company is currently evaluating the effects, if any, that SFAS 160 may have on its financial statements.

ISRAELI GAAP:

     Accounting Standard No. 29 "Adoption of International Financial Reporting
     Standards"

     In July 2006, the Israeli Accounting Standards Board published Accounting
     Standard No. 29 - "Adoption of International Financial Reporting Standards"
     - IFRS ("the Standard").

     According to the Standard, an entity subject to the Israeli Securities Law and authoritative Regulations thereunder (including dual listed companies), excluding foreign corporations , that do not prepare their financial statements in accordance with Israeli GAAP, as defined by this Law will be required to prepare financial statements in accordance with the IFRS and related interpretations published by the International Accounting Standards
     Board, for the reporting periods commencing January 1, 2008, including interim periods.

     An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

     Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, "First-time Adoption of IFRS Standards", which establishes guidance on implementing and transitioning from financial reporting based on domestic national accounting standards to reporting in accordance with IFRS. IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No.
     1 grants exemptions on certain issues by allowing the alternative of not applying the retroactive application in respect thereof.

     The Standard allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to
     July 31, 2006 to the IFRS. Management has decided to adopt the IFRS commencing January 1, 2008.

     Since the requirements of the standard do not apply on the Company this financial statements do not include opening balance-sheet amounts as of
     January 1, 2007 based on the IFRS.

     A.   RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007 COMPARED WITH YEAR ENDED DECEMBER 31, 2006

SALES. Sales for the year ended December 31, 2007 increased by approximately NIS
58,233 thousand (USD 15,141 thousand), or 30.42%, to approximately NIS 249,693 thousand (USD 64,923 thousand) from NIS 191,460 thousand (USD 49,782 thousand)
for the year ended December 31, 2006. This increase in sales was driven primarily by sales of our subsidiaries, Baron and WF, as well as growth in the
Company's organic business in the home market of Israel.

COST OF SALES. Cost of sales for the year ended December 31, 2007 increased to approximately NIS 198,827 thousand (USD 51,697 thousand), or 79.63% of sales, from approximately NIS 143,581 thousand (USD 37,333 thousand), or 74.99% of sales, for the year ended December 31, 2006. This increase in cost of sales was mainly due to a steep rise in raw food prices and to a lesser extent, an impairment charge in the amount of NIS 3.2 million (USD 0.8 million) for expired and unsaleable WF inventory, most of which was acquired as part of the WF acquisition.

GROSS PROFIT. The results of sales and cost of sales, as mentioned above, created a gross profit of approximately NIS 50,866 thousand (USD 13,226 thousand), equal to 20.37% of the sales in the year ended December 31, 2007, reflecting an increase of 6.2% as compared to a gross profit of approximately
NIS 47,879 thousand (USD 12,449 thousand), equal to 25.01% of the sales in the year ended December 31, 2006.

SALES AND MARKETING EXPENSES. Sales and marketing expenses for the year ended
December 31, 2007 increased to approximately NIS 24,404 thousand (USD 6,345 thousand), or 9.77% of sales, from approximately NIS 21,100 thousand (USD 5,486 thousand), or 11.02% of sales, for the year ended December 31, 2006. This increase in sales and marketing expenses was mainly due to the sales and marketing expenses of the Company's two new subsidiaries, WF and Baron.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 2007 increased to approximately NIS 18,963 thousand (USD
4,931 thousand), or 7.59% of sales, from approximately NIS 14,151 thousand (USD
3,679 thousand), or 7.39% of sales, for the year ended December 31, 2006. This increase of general and administrative expenses was mainly due to doubtful debts expense in the amount of NIS 2,303 thousand (USD 599 thousand) for the year ended December 31, 2007, attributable to an impairment charge in the amount of
NIS 2,174 thousand (USD 565 thousand) regarding an unrecoverable accounts receivables adjustment relating to WF, and due to the general and administrative expenses incurred by the Company's two new subsidiaries. This increase was partly offset by a one time management bonus paid in 2006 in the amount of NIS
1,804 thousand (USD 469 thousand) attributed to an unrealized capital gain resulting from the commencement of the trading of shares of the Company's majority-owned subsidiary, Gold Frost Ltd., on London's AIM market on March 9,
2006.

IMPAIRMENT OF GOODWILL. Impairment of Goodwill expense for the year ended
December 31, 2007, was NIS 3,054 thousand (USD 794 thousand) due to impairment of goodwill relating to WF.

OPERATING INCOME. Operating income for the year ended December 31, 2007 decreased by approximately NIS 8,183 thousand (USD 2,128 thousand), or by 64.8%, to approximately NIS 4,445 thousand (USD 1,156 thousand), or 1.78% of sales, from approximately NIS 12,628 thousand (USD 3,283 thousand), or 6.60% of sales, for the year ended December 31, 2006.

FINANCING INCOME, NET. Financing income, net, for the year ended December 31,
2007 was approximately NIS 1,856 thousand (USD 482 thousand) compared with approximately NIS 4,925 thousand (USD 1,281 thousand) for the year ended
December 31, 2006. The decrease in financial income was due to losses from marketable securities of NIS 56 thousand (USD 14 thousand) in the year ended
December 31, 2007 as compared to a gain from marketable securities of NIS 1,316 thousand (USD 342 thousand) in the year ended December 31, 2006, a decrease in the interest income on short term deposits of NIS 611 thousand (USD 159 thousand) and an increase in interest expense, rate exchanges and bank fees in the amount of NIS 654 thousand (USD 170 thousand).

OTHER INCOME. Other income for the year ended December 31, 2007 amounted to NIS
470 thousand (USD 122 thousand) as compared to other income of NIS 18,248 thousand (USD 4,745 thousand) for the year ended December 31, 2006. Other income for the year ended December 31, 2006, was due to an unrealized capital gain in the amount of NIS 18,040 thousand (USD 4,691 thousand) resulting from the commencement of the trading of shares of the Company's majority-owned subsidiary, Gold Frost Ltd., on London's AIM market on March 9, 2006.

PRE-TAX INCOME. Income before taxes for the year ended December 31, 2007 decreased by approximately NIS 29,030 thousand (USD 7,548 thousand), or by 81%, to approximately NIS 6,771 thousand (USD 1,760 thousand) from NIS 35,801 thousand (USD 9,309 thousand) for the year ended December 31, 2006.

TAXES ON INCOME. Taxes on income for the year ended December 31, 2007 decreased to approximately NIS 2,517 thousand (USD 654 thousand) from approximately NIS
5,379 thousand (USD 1,399 thousand) in the year ended December 31, 2006. The decrease in taxes on income in 2007 in compare to 2006 was attributable to the decrease in income before taxes.

INCOME AFTER TAXES ON INCOME. Income after taxes on income for the year ended
December 31, 2007 decreased by approximately NIS 26,168 thousand (USD 6,804 thousand), or 86%, to approximately NIS 4,254 thousand (USD 1,106 thousand), or
1.70% of sales, from approximately NIS 30,422 thousand (USD 7,910 thousand), equal to 15.89% of sales for the year ended December 31, 2006.

MINORITY INTEREST. Minority interest for the year ended December 31, 2007 increased by approximately NIS 480 thousand (USD 125 thousand) to 2,287 thousand
(USD 595 thousand) from approximately NIS 1,807 thousand (USD 470 thousand) for the year ended December 31, 2006. Minority interest for the year ended December
31, 2007 includes the minority of Gold Frost and of Baron.

NET INCOME. Net income for the year ended December 31, 2007 decreased by approximately NIS 26,648 thousand (USD 6,929 thousand), or 93%, to approximately
NIS 1,967 thousand (USD 511 thousand), or 0.79% of sales, from approximately NIS
28,615 thousand (USD 7,440 thousand), equal to 14.95% of sales for the year ended December 31, 2006.

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

SALES. Sales for the year ended December 31, 2006 increased by approximately NIS
25,178 thousand (USD 6,547 thousand), or 15.14%, to approximately NIS 191,460 thousand (USD 49,782 thousand) from NIS 166,282 thousand (USD 43,235 thousand)
for the year ended December 31, 2005. This increase in sales was mainly due to the increase in the private sector and the subsidiary sales of the dairy chilled products.

COST OF SALES. Cost of sales for the year ended December 31, 2006 increased to approximately NIS 143,581 thousand (USD 37,333 thousand), or 74.99% of sales, from approximately NIS 128,215 thousand (USD 33,337 thousand), or 77.11% of sales, for the year ended December 31, 2005. This increase in cost of sales reflected our increased sales in 2006 as compared to 2005. As a percentage of sales, our cost of sales slightly decreased due to higher margins in the private sector and higher margins on the chilled dairy products.

GROSS PROFIT. The results of sales and cost of sales, as mentioned above, created a gross profit of approximately NIS 47,879 thousand (USD 12,449 thousand), equal to 25.01 % of the sales in the year ended December 31, 2006, reflecting an increase of 25.78% as compared to a gross profit of approximately
NIS 38,067 thousand (USD 9,898 thousand), equal to 22.89% of the sales in the year ended December 31, 2005.

SALES AND MARKETING EXPENSES. Sales and marketing expenses for the year ended
December 31, 2006 increased to approximately NIS 21,100 thousand (USD 5,486 thousand), or 11.02% of sales, from approximately NIS 15,771 thousand (USD 4,101 thousand), or 9.48% of sales, for the year ended December 31, 2005. This increase in sales and marketing expenses was mainly attributable to increase in advertising and sales promotion expenses in the amount of NIS 2,549 thousand
(USD 663 thousand) due to a massive advertising campaign held by the Company and by its subsidiary during 2006. The second factor was the increase in payroll expenses in the amount of NIS 1,364 thousand (USD 355 thousand). The payroll increase was due to the employment of an average of nine additional employees
(recruitment of sales agents and logistics network employees) in 2006 (a 14%
increase as compared to 2005), In addition, some payroll expenses are revenues based commissions, so when the revenues increase the payroll increases as well.
The last factor is related to the increase in transportation and maintenance costs in the amount of NIS 1,324 thousand (USD 344 thousand), which was attributed to the increase in sales.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 2006 increased to approximately NIS 14,151 thousand (USD
3,679 thousand), or 7.39% of sales, from approximately NIS 13,544 thousand (USD
3,522 thousand), or 8.15% of sales, for the year ended December 31, 2005. This increase of general and administrative expenses was mainly due to an increase in the payroll and accompanying expenses in the amount of NIS 3,125 thousand (USD
813 thousand), This increase primarily resulted from a one time management bonus in the amount of NIS 1,804 thousand (USD 469 thousand) attributed to an unrealized capital gain resulting from the commencement of the trading of shares of the Company's majority-owned subsidiary, Gold Frost Ltd., on London's AIM market on March 9, 2006 and due to the employment of an average of seven additional employees in 2006 (a 41% increase as compared to 2005). This increase was offset by a decline of NIS 3,735 thousand (USD 971 thousand) in doubtful debt mainly due to Club Market bad debt that was included in the general and
Administrative Expenses of 2005 in the amount of NIS 3,500 thousand (USD 910 thousand).

OPERATING INCOME. Operating income for the year ended December 31, 2006 increased by approximately NIS 3,876 thousand (USD 1,008 thousand), or by 44%, to approximately NIS 12,628 thousand (USD 3,283 thousand), or 6.60% of sales, from approximately NIS 8,752 thousand (USD 2,276 thousand), or 5.26% of sales, for the year ended December 31, 2005.

FINANCING INCOME, NET. Financing income, net, for the year ended December 31,
2006 was approximately NIS 4,925 thousand (USD 1,281 thousand) compared with approximately NIS 2,501 thousand (USD 650 thousand) for the year ended December
31, 2005. The increase in financial income was due to an increase in the profit from marketable securities of NIS 562 thousand (USD 146 thousand), an increase in the interest income on short term deposits of NIS 1,576 thousand (USD 410 thousand) offset by a loss from future transactions of NIS 248 thousand (USD 64 thousand) compared to a gain from future transactions of NIS 184 thousand (USD
48 thousand) in the year ended December 31, 2005, and an increase, compared to
2005, in bank commissions, and a difference in exchange rates and interest on short term credit of NIS 130 thousand (USD 34 thousand).

OTHER INCOME. Other income for the year ended December 31, 2006 increased by approximately NIS 18,213 thousand (USD 4,736 thousand) to approximately NIS
18,248 thousand (USD 4,745 thousand) from NIS 35 thousand (USD 9 thousand) for the year ended December 31, 2005. This increase in other income was due to an unrealized capital gain in the amount of NIS 18,040 thousand (USD 4,691 thousand) resulting from the commencement of the trading of shares of the
Company's majority-owned subsidiary, Gold Frost Ltd., on London's AIM market on
March 9, 2006.

PRE-TAX INCOME. Income before taxes for the year ended December 31, 2006 increased by approximately NIS 24,513 thousand (USD 6,374 thousand), or by 217%, to approximately NIS 35,801 thousand (USD 9,309 thousand) from NIS 11,288 thousand (USD 2,935 thousand) for the year ended December 31, 2005.

TAXES ON INCOME. Taxes on income for the year ended December 31, 2006 increased to approximately NIS 5,379 thousand (USD 1,399 thousand) from approximately NIS
3,567 thousand (USD 927 thousand) in the year ended December 31, 2005. The increase in taxes on income in 2006 in compare to 2005 was attributable to the increase in Income before taxes.

INCOME AFTER TAXES ON INCOME. Income after taxes on income for the year ended
December 31, 2006 increased by approximately NIS 22,701 thousand (USD 5,902 thousand), or 294%, to approximately NIS 30,422 thousand (USD 7,910 thousand), or 15.89% of sales, from approximately NIS 7,721 thousand (USD 2,008 thousand), equal to 4.64 % of sales for the year ended December 31, 2005.

MINORITY INTEREST. Minority interest for the year ended December 31, 2006 in the amount of NIS 1,807 thousand (USD 470 thousand) is a result of the flotation of shares of the Company's majority-owned subsidiary, Gold Frost Ltd., on London's
AIM market on March 9, 2006.

NET INCOME. Net income for the year ended December 31, 2006 increased by approximately NIS 20,894 thousand (USD 5,433 thousand), or 271%, to approximately NIS 28,615 thousand (USD 7,440 thousand), or 14.95% of sales, from approximately NIS 7,721 thousand (USD 2,008 thousand), equal to 4.64 % of sales for the year ended December 31, 2005.

     B.   LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company's operations have been funded mainly through equity and cash flows from operating activities, as well as by short-term indebtedness provided by Israeli banks and loans from Willi Food, its controlling shareholder. The Company's bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets.

     For the year ended December 31, 2007, cash and cash equivalents decreased from approximately NIS 91.4 million (USD 23.8 million) at December 31, 2006 to approximately NIS 61.6 million (USD 16.0 million) at December 31, 2007. For the year ended December 31, 2006, cash and cash equivalents increased from approximately NIS 30.4 million (USD 7.9 million) at December 31, 2005 to approximately NIS 91.4 million (USD 23.8 million) at December 31, 2006

     During the year ended December 31, 2007, marketable securities increased to
NIS 31.3 million (USD 8.1 million) from NIS 13.9 million (USD 3.6 million). For the year ended December 31, 2006, marketable securities increased to approximately NIS 13.9 million (USD 3.6 million) at December 31, 2006, from approximately NIS 3.2 million (USD 0.8 million) at December 31, 2005.

     For the year ended December 31, 2007, the Company generated a positive cash flow from operating activities of approximately NIS 7.9 million (USD 2.1 million) as compared to a positive cash flow from operating activities of approximately NIS 23.9 million (USD 6.2 million). For the year ended December
31, 2006. The decrease was primarily as a result of an increase in inventory of approximately NIS 2.6 million (USD 0.7 million) for the year ended December 31,
2007, as compared to a decrease in inventory of approximately NIS 11.7 million
(USD 3.0 million) for the year ended December 31, 2006.

     For the year ended December 31, 2006, the Company generated a positive cash flow from operating activities of approximately NIS 23.9 million (USD 6.2 million), primarily as a result of a decrease in inventory of approximately NIS
11.7 million (USD 3.0 million), a decrease in receivables and other current assets of approximately NIS 3.1 million (USD 0.8 million) and an increase in payables and other current liabilities of approximately NIS 1.9 million (USD 0.5 million). Our receivables and other current assets decreased primarily due to the decrease in advances to suppliers. Our payables and other current liabilities increased primarily due to an increase in related parties mainly due to the management bonus mentioned above in "Results of operations - general and administrative expenses".

     During the year ended December 31, 2007, the Company utilized cash flow of
NIS 44.3 million (USD 11.5 million) for investing activities, mainly for a purchase of subsidiary and purchase of additional shares of Gold Frost in the total amount of NIS 15.6 million (USD 4.1 million), for the purchase of marketable securities, net, in the amount of NIS 17.4 million (USD 4.5 million), and for additions to fixed assets of NIS 11.3 million (USD 2.9 million), consisting mostly of the investments in the Company's new logistics center.

     During the year ended December 31, 2006, the Company utilized cash flow of
NIS 31.9 million (USD 8.3 million) for investing activities, mainly for additions to fixed assets of NIS 23.0 million (USD 6.0 million), consisting mainly of the investments in the Company's new logistics center and from the purchase of marketable securities, net, of NIS 9.4 million (USD 2.4 million).

     During the year ended December 31, 2007, the Company generated cash flow from financing activities of NIS 6.8 million (USD 1.8 million) due to short term bank borrowings. During the year ended December 31, 2006, the Company generated cash flow from financing activities of NIS 68.9 million (USD 17.9 million)
mainly due to the proceeds from the private placement of the Company in the amount of NIS 41.3 million (USD 10.7 million) and due to the proceeds from the public listing of Gold Frost shares in the amount of NIS 32.4 million (USD 8.4 million).

     The Company's cash requirements, net, during the years ended December 31,
2007, 2006 and 2005 were met primarily through its working capital. As of
December 31, 2007, the Company had working capital of approximately NIS 143.2 million (USD 37.2 million) compared with NIS 144.3 million (USD 37.5 million) as of December 31, 2006, and working capital of approximately NIS 85.4 million (USD
22.2 million) as of December 31, 2005. The Company believes that its working capital is sufficient for the Company's present requirements.

     The Company's trade receivables balance in December 31, 2007 was NIS 63.7 million (USD 16.6 million) as compared to the trade receivables balance in
December 31, 2006 in the amount of NIS 48.2 million (USD 12.5 million). In
December 31, 2005 trade receivables balance was NIS 48.4 million (USD 12.6 million). The average time period within which our accounts receivable were paid was 95 days for 2007, compared with 92 days for 2006 and 93 days for 2005.

IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS, LIABILITIES AND
ASSETS

     The rate of inflation in Israel during the last six years has been significantly reduced as compared to previous years. The rate of devaluation of the U.S. dollar, which was high until 2005, has reversed course and the representative rate of the U.S. Dollar reached NIS 3.846 on December 31, 2007, compared with NIS 4.225 on December 31, 2006, 4.603 on December 31, 2005, NIS
4.308 on December 31, 2004, and 4.379 on December 31, 2003. The representative rate of the U.S. Dollar on April 21, 2008 was NIS 3.425.

     The annual rates of inflation in Israel during the years ended December 31,
2002, 2003, 2004, 2005, 2006 and 2007 were approximately 6.5%, (1.9%), 1.6%,
2.4% (0.1%) and 3.4%, respectively, while during such periods the devaluation of the NIS against the U.S. Dollar was approximately 7.3%, (7.6%), (1.6%), 6.8%
(8.2%) and (9.0%), respectively. During each of the years ended December 31,
2003, 2004, 2006 and 2007, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar, while during each of the years ended December 31, 2002 and 2005 the rate of devaluation of the NIS against the
U.S. Dollar exceeded the rate of inflation in Israel.

     The representative rate on December 31, 2007 was NIS 3.846 per USD 1.00, equal to a revaluation of 9.0% from the representative rate on December 31,
2006, which was NIS 4.225 per USD 1.00. The representative rate on December 31,
2006 was NIS 4.225 per USD 1.00, equal to a revaluation of 8.2% from the representative rate on December 31, 2005, which was NIS 4.603 per USD 1.00. The representative rate on December 31, 2005 was NIS 4.603 per USD 1.00, equal to a devaluation of 6.8% from the representative rate on December 31, 2004, which was
NIS 4.308 per USD 1.00. The representative rate on December 31, 2004 was NIS
4.308 per USD 1.00, equal to a revaluation of 1.6% from the representative rate at December 31, 2003, which was 4.379 per USD 1.00.

     A revaluation of the NIS in relation to the U.S. Dollar will have the effect of increasing the U.S. Dollar value of any assets of the Company which consist of NIS or receivables payable in NIS. Such a revaluation would also have the effect of increasing the U.S. Dollar amount of any liabilities of the
Company which are payable in NIS (unless such payables are linked to the
Dollar). Conversely, any decrease in the value of the NIS in relation to the
U.S. Dollar will have the effect of decreasing the U.S. Dollar value of any linked NIS assets of the Company and the U.S. Dollar amount of any linked NIS liabilities of the Company.

     The dollar cost of the Company's operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the U.S. Dollar.

     The Company's assets are not linked to the Israeli CPI or the U.S. Dollar.
However, some of the Company's liabilities are linked to the Israeli CPI and various foreign currencies. Consequently, inflation in Israel and currency fluctuations will have a negative effect on the value to the Company of payments the Company receives in NIS and on the Company's liabilities linked to foreign currencies.

GUARANTEES AND PLEDGES

     Principally in connection with letters of credit issued to the Company, the
Company has issued a debenture to each of Bank Leumi Le'Israel, Bank Mizrahi
Ltd. and Bank Hapoalim Ltd., pursuant to which the Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company)
in favor of such banks to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company's suppliers. Bank Leumi Le'Israel, Bank
Mizrahi Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures shall rank PARI PASSU. The outstanding amount of such letters of credit as of December 31, 2007 was approximately NIS 33,286 thousand
(USD 8,655 thousand).

     The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary,
W.F.D., to the United Mizrahi Bank Ltd. As of December 31, 2007, W.F.D. had no
obligations to United Mizrahi Bank Ltd.

     The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its subsidiary, Gold Frost, both to
Bank Leumi Le'Israel Ltd. and to the United Mizrahi Bank Ltd. As of December 31,
2007, Gold Frost had no obligations to such banks.

     C.   TREND INFORMATION

     In prior years, there has been an increase in the number of small private supermarket stores that have opened in Israel, which has resulted in greater price competition in the stores and in our business. The increased price competition resulted in an increase in our cost of sales as a percentage of total sales. In order to keep our gross margin at its high levels we had to change our product mix and introduce new products with high margins. By doing so we were able to increase our gross profit in 2006. In 2007, the global market experienced steep price increases in agricultural commodities and cost pressures due to weather-related problems, reduced milk production, cessation of EU dairy export subsidies at the same time that consumption and demand has increased in growing emerging markets. These factors have negatively impacted the Company near term sales and gross margins. Due to these factors, our gross margins decreased from 25.01% in 2006 to 20.37% in 2007.

     The Company is operating from a new logistic center starting from the second quarter of 2007 with the aim of increasing the efficiency of its logistic process and reducing its operating expenses. The Company will also work towards increasing its sales to customers outside of Israel.

     In July 2005, Club Market Marketing Chains Ltd., one of the three largest food chains in Israel, owner of 114 stores and a major customer of the Company, encountered major financial difficulties, announcing that it could not pay its debts to its creditors. On August 28, 2005, the court allowed the sale of Club
Market to Supersol, subject to several conditions.Among the conditions imposed was prohibiting the conditioning of the purchase from a supplier on that supplier's purchase terms with their chains, prohibiting interfering with the commercial terms awarded to other chains and prohibiting sales by Supersol at less than cost. As of September 1, 2005, Club Market's activities were substantially transferred to Supersol. This merger of two of the three largest food chains in Israel strengthened Supersol's buying power with local food suppliers (such as the Company) and the dependency of local food suppliers on
Supersol has grown.

     The Company's management is evaluating the financial stability of its customers by entering into agreements with companies for providing business data, examining bank accounts, investigations, and following negative publications regarding those customers or other signs indicating financial difficulties.

     In the U.S., despite the declining Jewish population (due to intermarriage and lower birth rates), a published report from 2005 concluded that global demand for kosher products is growing because of demand for kosher products is not limited to just the Jewish population. Kosher food now commands attention from a new crop of consumers and not just those who follow traditional Jewish dietary laws. In a survey referred to in this report, more than 55% of respondents who buy kosher foods felt that kosher products are safer and healthier than non-kosher items. As increasing number of mainstream consumers are becoming concerned about the integrity of the food they eat for ethical or health reasons, and we believe this will provide a growth opportunity for the kosher market, in which our subsidiary, WF, is currently operating. The clearer labeling practices entailed in kosher food mean that consumers who are vegetarian, food sensitive or allergic to certain ingredients can more easily monitor their diets. According to this published report, the increased interest in food ingredients will continue to contribute significantly to the growth of the kosher food industry in the U.S. The report cites that one in 25 Americans suffer from a true food allergy, but that a larger percentage of the population is sensitive or intolerant of specific ingredients. In addition to the increase in health-conscious consumers, other ethnic or religious groups contribute to the increase in the kosher food market since the dietary restrictions for certain other religious groups are met by kosher food.

     D.   TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

     The following table of the Company's material contractual obligations as of
December 31, 2007 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

                                      2007

                                                   Payments due by period
                         ---------------------------------------------------------------------------
    Contractual
    Obligations             Total     Less than 1 year    2-3 years       4-5 years   More than 5 years
--------------------     -----------     -----------     -----------     -----------     -----------
                                                       (in thousands)

Open purchase orders      NIS 33,286      NIS 33,286              --              --              --
                          (USD 8,655)     (USD 8,655)

Total                     NIS 33,286      NIS 33,286              --              --              --
                          (USD 8,655)     (USD 8,655)

     E.   SAFE HARBOR

     This annual report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). When
used in this report, the words "anticipate," "believe," "estimate," "expect,"
"intend" and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, based on certain assumptions and information currently available to management, all of which are subject to certain risks and uncertainties including, among others

     o    changes affecting currency exchange rates, including the NIS/U.S.
          Dollar exchange rate;

     o    payment default by any of our major clients;

     o    the loss of one of more of our key personnel;

     o    changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;

     o    termination of arrangements with our suppliers, in particular Arla
          Foods amba;

     o    loss of one or more of our principal clients;

     o    increasing levels of competition in Israel and other markets in which we do business;

     o    changes in economic conditions in Israel, including in particular economic conditions in our core markets;

     o    our inability to accurately predict consumption of our products;

     o    product liability claims;

     o    our inability to continue to meet the Nasdaq listing requirements;

     o    we may not successfully integrate our prior acquisitions; and

     o    increases in milk, corn, wheat and other product prices.

     Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results of operations may vary materially from those described herein as anticipated, believed, estimated, expected or intended.